ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

13th August, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

<u>96th Annual General Meeting of the Company</u>

Further to our letter dated 30th July, 2007 on the subject, we now enclose a copy of the Minutes of the proceedings of the 96th Annual General Meeting of the Company, held on 27th July, 2007, at Kolkata.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

8/22

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

MINUTES OF THE PROCEEDINGS OF THE NINETY-SIXTH ANNUAL GENERAL MEETING OF THE MEMBERS OF ITC LIMITED HELD ON FRIDAY, 27TH JULY, 2007 AT 10.30 A.M. AT SCIENCE CITY, MAIN AUDITORIUM, JBS HALDANE AVENUE, KOLKATA 700 046

PRESENT

DIRECTORS	:	Mr. Y. C. Deveshwar (in the Chair)
		Mr. A. Singh
		Dr. B. Sen
		Mr. B. Vijayaraghavan
		Mr. C. R. Green
		Mr. D. K. Mehrotra
		Mr. J. P. Daly
		Mr. K. Vaidyanath
		Mr. P. B. Ramanujam
		Dr. Ram S. Tarneja
		Mr. S. B. Mathur
		Mr. S. H. Khan
		Mr. S. S. H. Rehman
COMPANY SECRETARY	:	Mr. B. B. Chatterjee

Life Insurance Corporation of India
by its Representative — Mr. S. K. Dutta

UTI Mutual Fund and
The Specified Undertaking of
the Unit Trust of India
by their Representative — Mr. A. K. Sen

The New India Assurance Company Ltd.	
by its Representative	Mr. G. C. Pani
General Insurance Corporation of India	
by its Proxy	Mr. S. N. Bhattacharjee
The Oriental Insurance Company Ltd.	
by its Representative	Mr. N. M. Rakshit
National Insurance Company Ltd.	
by its Representative	Mr. S. N. Bhattacharjee
United India Insurance Co. Ltd.	
by its Representative	Mr. C. Banerjee
IFCI Ltd.	
by its Representative	Mr. B. B. Sahu
Tobacco Manufacturers (India) Ltd.	
by its Representative	Mr. C. R. Green
Myddleton Investment Company Ltd.	
by its Representative	Mr. C. R. Green
Rothmans International Enterprises Ltd.	
by its Representative	Mr. C. R. Green

(Details of other Members and Proxies present at the Meeting - as per Annexure attached.)

1. Mr. Y. C. Deveshwar, Chairman of the Company, took the Chair and welcomed all those present to the 96th Annual General Meeting of the Company.

2. The business before the Meeting was taken up after having established that the requisite quorum was present.

3. The signed Auditors' Report on the Accounts of the Company for the financial year ended 31st March, 2007 and the Register of Directors' Shareholdings were placed before the Meeting as required under the Companies Act, 1956 and both remained open and accessible for inspection during the continuance of the Meeting.

4. The Certificate dated 25th May, 2007, from Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, in respect of the Company's Employee Stock Option Scheme, was also placed before the Meeting, in terms of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

5. The Chairman drew attention of those present to the demise of Mr. J. N. Sapru, former Chairman of the Company, on 8th May, 2007. The Meeting observed a period of silence as a mark of respect to the departed soul.

6. The Chairman on the occasion of the 96th Annual General Meeting delivered his Speech on 'Making Markets Work for CSR'. The Meeting applauded the Chairman's Address.

7. The Chairman shared the highlights of the unaudited financial results for the First Quarter ended 30th June, 2007, as approved by the Board of Directors of the Company earlier that morning. The Meeting applauded the excellent performance by the Company.

8. The Notice dated 25th May, 2007 convening the 96th Annual General Meeting and the Report and Accounts for the financial year ended 31st March, 2007, as previously circulated to Members, were taken as read with the consent of the Meeting.

9. Mr. M. S. Dharmadhikari, Senior Partner, Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, read the Auditors' Report dated 25th May, 2007 on the Accounts of the Company for the financial year ended 31st March, 2007.

10. **RESOLUTION NO. 1 - ORDINARY RESOLUTION**

"Resolved that the Balance Sheet of the Company as at 31st March, 2007, the Profit and Loss Account of the Company for the financial year ended 31st March, 2007, together with the Schedules and Notes, as annexed thereto, the Report of the Directors & Management Discussion and Analysis dated 25th May, 2007 attached thereto, and the Auditors' Report to the Members dated 25th May, 2007, be and are hereby approved and adopted."

On the Resolution being proposed by Mr. S. K. Dutt and seconded by Mr. H. Kampani as an Ordinary Resolution, the Chairman enquired from the Members present if there were any clarifications required on the Report and Accounts of the Company. Amongst others, Messrs. B. Venkata Ratnam, S. Chatterjee, A. Basu, A. Roy, A. Shah, A. K. Gupta, S. Das, S. C. Goel, A. K. Dutta, L. K. Singhania, P. K. Mukherjee, M. K. Gupta, B. S. Srimal, H. Kampani, Ms. J. Banerjee and Ms. M. Binani congratulated the Chairman and the Board of Directors on the consistent outstanding performance of the Company, higher dividend and successful diversification initiatives, and / or made suggestions and sought clarifications, inter alia, on the Report and Accounts of the Company, its various business segments, bonus shares, managerial remuneration, social welfare measures, subsidiary companies, retail marketing, entry into personal care business, coverage of e-choupal network and future plans of the Company. The Members commended the impressive Report and Accounts, the laudable corporate social responsibility initiatives and the awards & accolades bestowed upon the Company, in particular the ICSI National Award for Excellence in Corporate Governance 2006.

The Chairman thanked the Members for their kind comments, suggestions and the sentiments expressed. The Chairman replied to the queries of the Members to their satisfaction.

The Resolution was thereafter put to vote and on a show of hands declared carried unanimously.

11. **RESOLUTION NO. 2 - ORDINARY RESOLUTION**

"Resolved that dividend at the rate of Rs. 3.10 (Rupees Three and Paise Ten) per Ordinary Share, absorbing Rs. 1166,28,90,618/- (Rupees One Thousand One Hundred Sixty Six Crores Twenty Eight Lakhs Ninety Thousand Six Hundred and Eighteen), to be rounded off by such sum as may be required, be and is hereby declared on 376,22,22,780 (Three Hundred Seventy Six Crores Twenty Two Lakhs Twenty Two Thousand Seven Hundred and Eighty), fully paid Ordinary Shares of Re.1/- (Rupee One) each, out of the net profits of the Company for the financial year ended 31st March, 2007, payable on or after 27th July, 2007 to those Members entitled thereto and whose names appear on the Register of Members of the Company on 27th July, 2007, or to their mandatees, and to the beneficial owners as on 17th July, 2007 as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of dematerialised shares."

The Resolution was duly proposed by Mr. D. K. Dutta and seconded by Mr. M. K. Gupta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

12. **RESOLUTION NO. 3 - ORDINARY RESOLUTION**

"Resolved that Mr. Pillappakkam Bahukutumbi Ramanujam who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Mr. C. K. Lodh and seconded by Mr. B. Seth as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

13. **RESOLUTION NO. 4 - ORDINARY RESOLUTION**

"Resolved that Mr. Charles Richard Green who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Mr. D. K. Todi and seconded by Mr. A. K. Ghose as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

14. **RESOLUTION NO. 5 - ORDINARY RESOLUTION**

"Resolved that Mr. John Patrick Daly who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Mr. S. R. Pal and seconded by Mr. S. Singh as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

15. **RESOLUTION NO. 6 - ORDINARY RESOLUTION**

"Resolved that Mr. Krishnamoorthy Vaidyanath who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Mr. S. C. Goel and seconded by Mr. B. Basak as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

16. **RESOLUTION NO. 7 - SPECIAL RESOLUTION**

"Resolved that Messrs. A. F. Ferguson & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 125,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

The Resolution was duly proposed by Mr. B. S. Srimal and seconded by Mr. D. Dhar as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried unanimously.

17. **RESOLUTION NO. 8 - ORDINARY RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, consent be and is hereby accorded to modification in the terms of remuneration paid or payable to the Wholetime Directors of the Company with effect from 1st October, 2006, as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

The Resolution was duly proposed by Mr. A. K. Sil and seconded by Mr. R. B. Deb as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

18. **RESOLUTION NO. 9 - ORDINARY RESOLUTION**

"Resolved that Mr. Serajul Haq Khan be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Resolution was duly proposed by Mr. S. Basak and seconded by Mr. A. K. Chakraborti as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

19. **RESOLUTION NO. 10 - ORDINARY RESOLUTION**

"Resolved that Mr. *Pillappakkam Bahukutumbi Ramanujam* be and is hereby re-appointed a Director of the Company, liable to retire by rotation, for a period of five years with effect from 30th July, 2007, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Resolution was duly proposed by Mr. S. Kundu and seconded by Mr. N. K. Jhawar as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

20. **RESOLUTION NO. 11 – ORDINARY RESOLUTION**

"Resolved that Mr. Charles Richard Green be and is hereby re-appointed a Director of the Company, liable to retire by rotation, for the period from 30th July, 2007 to 31st March, 2008, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Resolution was duly proposed by Mr. T. K. Dey and seconded by Mr. P. Sarkar as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

21. The business before the 96th Annual General Meeting of the Company having been transacted, the Chairman thanked all those present and declared the Meeting as concluded.

Date: 10 K Aug, 2007.

CHAIRMAN

ANNEXURE - LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Name of Member	Name of Member
ABDULLABHOY ADAMALI	ABDULLABHOY ADAMALI
ACHARYA JYOTIRMAY	ACHARYA RABINDRA NATH
ADAMALI SURAIYA	ADDY SUDIPTA
ADHIKARI ALOKE NATH	ADHIKARI ASHOKE KUMAR
ADHIKARY BIJAN KUMAR	ADHIKARY RAMCHANDRA
ADHIKARY RINA	ADHYA ASIS
ADHYA KANAI LAL	AFROZE SHAMA
AGARWAL ARUNA	AGARWAL ARUNA
AGARWAL BINOD	AGARWAL GIRIJA SHANKER
AGARWAL MANORAMA	AGARWAL PAWAN KUMAR
AGARWAL PRABHU DAYAL	AGARWAL RAHUL
AGARWAL RAJESH	AGARWALA BHARAT LAL
AGARWALA BOM SHANKER	AGARWALA DEOKI NANDAN
AGARWALA LALITA	AGARWALA SAWAR MALL
AGARWALA SIMA	AGARWALA SUNITA
AGARWALLA RADHESYAM	AGRAWAL MUKESH KUMAR
AGRAWAL SANTOSH KUMAR	AGRAWAL SURENDRA KUMAR
AHLUWALIA NEENA	AHMED MASOOD
AHMED MASOOD	AHMED MASOOD
AHMED SHEIKH WALI	AICH RUPALI
AICH SAMIR KR	ALAM MAHMOOD
ALI SK AHAMMAD	ALI SK AKBAR
ANGAJAN JAIDEEP	AMIT KUMAR DUTTA
ASTABALA DEVI SHAW	ANSARI IQBAL AHMED
ANTONY MAUREEN	ARYA SARALA V
ASHAR MANISH KUMAR	ASHOK D
ATARTHI NIHAR RANJAN	ATTARI FAKHRUDDIN
ATTARI SURAIYA	AUDDY MOHAN LAL
AZIZ ABDUL	AZIZ ABDUL
BACHHAWAT ASHOK KUMAR	BACHHAWAT GULAB DEVI
BACHHAWAT PRATAP CHAND	BAGCHI SAUGATA
BAGRI RAJ DEVI	BAGRI VIJIYA DEVI
BAHETY LAKSHMI NARAYAN	BAI C R SUNDARI
BAID NIRBHOY SINGH	BAIDYA ASHOK KUMAR
BAKSHI JAYDIP	BAKSHI JAYDIP
BANDYOPADHYAY MITRA	BANDYOPADHYAY RATNA
BANDYOPADHYAY SATYAJIT	BANDYOPADHYAY KALPANA
BANDYOPADHYAY SUBRATA	BANERJE RATHINDRA MOHAN
BANERJEA PRODIPTO	BANERJEE SUBHATOSH
BANERJEE AJOY KUMAR	BANERJEE ALOK NATH
BANERJEE AMIT KUMAR	BANERJEE ANANTA KUMAR
BANERJEE ANUP KUMAR	BANERJEE ASIT KUMAR
BANERJEE ATREYEE	BANERJEE BALARAM
BANERJEE BHASKAR	BANERJEE BIR SANKAR
BANERJEE DEBASISH	BANERJEE DILIP KUMAR
BANERJEE GAUTAM	BANERJEE GURUDAS
BANERJEE INDRANATH	BANERJEE JAIDEEP
BANERJEE JAYANTI	BANERJEE LIPIKA
BANERJEE LIPIKA	BANERJEE LT COL BUDDHADEB
BANERJEE MADAN GOPAL	BANERJEE MANINDRA NATH

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Name of Member	Name of Member
BANERJEE MINU	BANERJEE MITALI
BANERJEE TARUN KUMAR	BANERJEE JHARNA
BANERJEE MURARI MOHAN	BANERJEE NARAYAN
BANERJEE PRAN KRISHNA	BANERJEE PRATIMA
BANERJEE RADHA RAMAN	BANERJEE RAM SANKAR
BANERJEE RAMENDRA NATH	BANERJEE RAMENDRA NATH
BANERJEE RATHINDRA NATH	BANERJEE SAMAR
BANERJEE SAMIRENDRA NATH	BANERJEE SASWATI
BANERJEE SHAMBHU NATH	BANERJEE SHANTADEB
BANERJEE SIBA PADA	BANERJEE SIPRA
BANERJEE SIVA PROSAD	BANERJEE SUBIR KUMAR
BANERJEE SUJIT KUMAR	BANERJEE SUMIT
BANERJEE SUMIT	BANERJEE SUNIL KUMAR
BANERJEE SWAPAN KUMAR	BANERJEE TAPASH KUMAR
BANERJEE RAMENDRA NATH	BANERJI SOUMENDRA NATH
BANIK ANJULA	BANIK PRAN GOPAL
BANIK SOMAK	BAPOOJI DARAYAS J
BAPOOJI NARGIS D	BARAL AJAY KUMAR
BARAPANDA RATNA	BARDHAN ATANU
BARICK KANAK	BARIK SANATAN
BARMECHA CHAMPALALL	BARMECHA SUMITRA
BARUA SIPRA	BARUA SWAPNA
BARUI JAYANTA KUMAR	BASAK BAPI
BASAK CHAYA	BASAK KASHI NATH
BASAK NABANITA	BASAK SANJAY
BASAK SHYAMAL	BASAK SIMA
BASAK SUKUMAR	BASAK HARI DAS
BASU ABHINABA	BASU AMIT
BASU ANITA	BASU ARUN KUMAR
BASU ASHOK KUMAR	BASU DEBABRATA
BASU DEBNATH	BASU DIPAK K
BASU DWIPAK KUMAR	BASU GAUTAM
BASU GOUTAM	BASU MALAY
BASU MALAY	BASU RABINDRA NATH
BASU RATINDRA NATH	BASU SAKTI PADA
BASU SANAT KUMAR	BASU SANKAR PRASAD
BASU SHEKHAR	BASU SHEKHAR
BASU SHEKHAR	BASU SHILA
BASU SHILA	BASU SHOMI
BASU SMITA	BASU SOMA
BASU SUBRATA	BATABYAL MILAN KUMAR
BATRA PREM NATH	BEGUM JAHANARA
BEGUM SHAHNAZ	BENGANI RANJANA
BERA BISWAJIT	BERA KANAI LAL
BERA MANAS KUMAR	BHADRA PINAKI
BHADRA RABINDRA NATH	BHADURI SITANGSU KUMAR
BHAGAT KRISHNA KUMAR	BHAGAT KRISHNA KUMAR
BHAGAT NEPAL CHANDRA	BHAR GOUR MOHAN
BHAR RABINDRA NATH	BHAR SHANKAR
BHAR SIB NATH	BHAR SUJATA
BHARATI SUSMITA	BHARGAVA PURNIMA
BHATTACHARJEE SWATI	BHATTACHARJEE SWATI
BHATTACHARJEE ALOKE KUMAR	BHATTACHARJEE AMITAVA
BHATTACHARJEE ARUNANGSU	BHATTACHARJEE BINATA
BHATTACHARJEE DEBASIS	BHATTACHARJEE DOLA
BHATTACHARJEE KAJAL	BHATTACHARJEE MAYA

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY. KOLKATA ON 27TH JULY, 2007.

Name of Member	Name of Member
BHATTACHARJEE NANDITA	BHATTACHARJEE PRADYOT KUMAR
BHATTACHARJEE PRANAB KUMAR	BHATTACHARJEE RABINDRA NATH
BHATTACHARJEE REBATI	BHATTACHARJEE SEULI
BHATTACHARJI SAMARANANDA	BHATTACHARYA ALOKE KUMAR
BHATTACHARYA ANIL KUMAR	BHATTACHARYA BIRENDRA NATH
BHATTACHARYA DEBABRATA	BHATTACHARYA DHIMAN
BHATTACHARYA DILIP KUMAR	BHATTACHARYA SOMA
BHATTACHARYA UJJAL	BHATTACHARYYA ABHAS
BHATTACHARYYA ARINDAM	BHATTACHARYYA DULAL
BHATTACHARYYA GANGADHAR	BHATTACHARYYA NAMITA
BHATTACHARYYA PARTHA KUMAR	BHATTACHARYYA SYAMAL KRISHNA
BHATTACHARYYA DULAL	BHATTACHERJEE KAMAL
BHATTACHERJEE KESHAB	BHAUMICK SATYA RANJAN
BHAUMIK GOBINDA MOHAN	BHAUMIK GOUTAM
BHAUMIK KANCHAN KUMAR	BHAUMIK PRANBALLAV
BHAUMIK PREMASIS	BHAUMIK SYAMAPADA
BHOWAL TAPAN KUMAR	BHOWMICK SHIPRA
BHOWMICK UTPAL	BHOWMICK ANANDAMOY
BHOWMICK MITA	BHOWMICK ARCHANA PRASAD
BHOWMIK DIPALI	BHOWMIK NIMAI DAS
BHOWMIK NITAI CHANDRA	BHOWMIK SAMBHU
BHOWMIK SANKAR	BHOWMIK SOVA
BHUIYA TAPAS KUMAR	BISWAS SUBHASH RANJAN
BIJNAN SINGH ASHISH	BINANI MAMTA
BISWAS ASIM KUMAR	BISWAS ASOK KUMAR
BISWAS CHAMPA	BISWAS MANASH
BISWAS MUKTI	BISWAS NILOY
BISWAS NILOY KRISHNA	BISWAS PARTHA SARATHI
BISWAS PRASANTA	BISWAS PRATIMA
BISWAS PROTIMA	BISWAS RABIN
BISWAS RAJATENDU	BISWAS SAKTI PADA
BISWAS SAKTI PRASAD	BISWAS SALIL KUMAR
BISWAS SMITA	BISWAS SUDIPTO
BISWAS SUJIT KUMAR	BISWAS UDAY CHAND
BOOB ALI SHAH	BORAL ASHIM
BORAL RABINDRA NATH	BORAL SUKLA
BOSE AJOY KUMAR	BOSE AMITAVA
BOSE ARUN	BOSE ASOKE KUMAR
BOSE ASOKE KUMAR	BOSE GOUTAM
BOSE MINAKSHI	BOSE NIRMAL
BOSE PRATEEK	BOSE REBA
BOSE SANTI	BOSE SANTOSH CHANDRA
BOSE SOMA	BOSE SUBRATA
BOSE SWAPAN KUMAR	BOSE TAPAN KUMAR
BOTHRA AJAY KUMAR	BOTHRA BIMALA DEVI
BOTHRA TEJ KARAN	BOTHRA VIJAY KUMAR
BOTHRA VIJAY KUMAR	BRAHMACHARI S
BRAHMACHARI SHYAM SUNDAR	BRAHMACHARI SUCHETA
BUBNA MOHAN KUMAR	BYSACK AMIT
C ROBINSON M	CHAKARBARTY KUMUD RANJAN
CHAKRABARTI RANJIT	CHAKRABARTI SISIR KUMAR
CHAKRABARTY KALIDAS	CHAKRABORTI ASHOK KUMAR
CHAKRABORTI TARUN	CHAKRABORTTY MALAY
CHAKRABORTY SANKAR	CHAKRABORTY ALPANA
CHAKRABORTY BARNALI	CHAKRABORTY BIMAL
CHAKRABORTY BISWANATH	CHAKRABORTY DEBDAS
CHAKRABORTY GOPAL	CHAKRABORTY KALIPADA

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY. KOLKATA ON 27TH JULY. 2007.

Name of Member	Name of Member
CHAKRABORTY KANCHAN KISHORE	CHAKRABORTY MADHUMALA
CHAKRABORTY MOLINA	CHAKRABORTY PRADIP
CHAKRABORTY PRAFULLA KUMAR	CHAKRABORTY RINA
CHAKRABORTY SAMIR	CHAKRABORTY SANDHYA
CHAKRABORTY SARMISTHA	CHAKRABORTY SHYAMAL
CHAKRABORTY SOURISH	CHAKRABORTY SUBHRA
CHAKRABORTY SUDIN KUMAR	CHAKRABORTY SUDIN KUMAR
CHAKRABORTY TAPAN MOHAN	CHAKRAVARTI BIMALENDU
CHAKRAVARTY PURABI	CHAKRAVARTY TAPAN KUMAR
CHAKRAVERTI PAPIA	CHAKRAVORTY SAMARES
CHAKRAVORTY BENOYENDRA NARAYAN	CHANDA AJANTA
CHANDRA APURBA SEKHAR	CHANDRA DEBJIT
CHANDRA MRINAL KUMAR	CHANDRA NIRMAL KUMAR
CHANDRA PRASENJIT	CHANDRA RUP NARAYAN
CHANDRA SALIL KUMAR	CHANDRA SAMIR KUMAR
CHANDRA TAPASH	CHANDRA TAPASH
CHATTARAJ PARIMAL KUMAR	CHATTERJEE REBATI MOHAN
CHATTERJEE AMAL KUMAR	CHATTERJEE AMARENDRA LAL
CHATTERJEE AMITAVA	CHATTERJEE BALAI CHAND
CHATTERJEE BHASKAR	CHATTERJEE BIMAN
CHATTERJEE BISHWA BEHARI	CHATTERJEE BISHWA BEHARI
CHATTERJEE DEBABROTA	CHATTERJEE DEBRAJ
CHATTERJEE DIPEN	CHATTERJEE JAHAR LAL
CHATTERJEE KANA	CHATTERJEE KARABI
CHATTERJEE KINSUK KUMAR	CHATTERJEE MRINAL KANTI
CHATTERJEE NILADRI	CHATTERJEE NISITH KUMAR
CHATTERJEE PRADIP	CHATTERJEE PROBUDDHANATH
CHATTERJEE PURABI	CHATTERJEE RUBY
CHATTERJEE SHIB NATH	CHATTERJEE SHYAM SUNDAR
CHATTERJEE SOMENDRA MOHAN	CHATTERJEE SRIBASH
CHATTERJEE SUMANTA	CHATTERJEE SUSANTA
CHATTERJEE TAPAS KUMAR	CHATTERJEE UMESH
CHATTOPADHYA ASHOKE KUMAR	CHATTOPADHYAY ARUNABHA
CHATTOPADHYAY KAKALI	CHATURVEDI ASHOK
CHATURVEDI GEETANJALI	CHATURVEDI SATYA PRAKASH
CHAUDHARY RADHESHYAM	CHAUDHURI NANDITA
CHAUDHURI NEPAL RAY	CHAUDHURI PRADIP KUMAR
CHAUDHURI SATYANARAYAN	CHAUDHURI SONA
CHAUDHURY DINESH CHANDRA	CHHIBBER MINOTI
CHIRAMAL G	CHONGDAR PRADIP KUMAR
CHOUDHURY DEBAJIT	CHOUDHURY NANDITA
CHOUDHURY SUBHAS CHANDRA PAL	CHOUDHURY SUKLA
CHOURASIA KIRAN KUMAR	CHOWDHURI SHAMAL PAL
CHOWDHURI SHAMAL PAL	CHOWDHURY SAMAR
CHOWDHURY ANJAN ROY	CHOWDHURY BADAL KANTI
CHOWDHURY BASUDEV PAUL	CHOWDHURY BIJOYA
CHOWDHURY DIPALI PAUL	CHOWDHURY DIPALI PAUL
CHOWDHURY DIPALI PAUL	CHOWDHURY DURGAPRASAD PAUL
CHOWDHURY GOKULENDRA KUMAR	CHOWDHURY GOKULENDRA KUMAR
CHOWDHURY GOUTAM	CHOWDHURY KRISHNA
CHOWDHURY MAYA ROY	CHOWDHURY PANCHU GOPAL ROY
CHOWDHURY PROBIR ROY	CHOWDHURY RATAN ROY
CHOWDHURY SANJOY BANIK	CHOWDHURY SUBHASH CHANDRA
CHOWDHURY SUBHASH CHANDRA	CHOUDHURY SIBNATH
CHOWDHURY SUKUMAR	CHOWDHURY UTSA

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Name of Member	Name of Member
CHUNDER JYOTI PROKASH	CHUNDER JYOTI PROKASH
CHUNDER SUJATA	CHUTTON
COOMAR BIKASH CH	COOMAR HIRENDRA NATH
DADLANEY ARJAN BHERUMAL	DAGA BISHNU RATAN
DAGA MANOHAR LAL	DAGA SHIW KUMAR
DAGA SUDHA	DAMANI GHANSHYAM DAS
DAMANI GHANSHYAM DAS	DAMANI GHANSHYAM DAS
DAN RANJIT KUMAR	DAN SAMBHU NATH
DANDIWALA BOMI	DAS AATREYEE
DAS ARINDAM	DAS SUBHASH CHANDRA
DAS SUSANTA KUMAR	DAS TARAK NATH
DAS AJIT KUMAR	DAS AJOY KUMAR
DAS ANIRUDDHA	DAS ANITA
DAS ANJALI	DAS ANKUSH
DAS ANUP KUMAR	DAS APURBADEB
DAS ARUN KUMAR	DAS ASHIM KUMAR
DAS ASHIS KUMAR	DAS ASIM KUMAR
DAS ASIM KUMAR	DAS ASIS RANJAN
DAS BAIDYA NATH	DAS BAIDYANATH
DAS BAPPADITYA	DAS BHASKAR KANTI
DAS BIMALENDU	DAS BINODANANDA
DAS BIRESH	DAS CHAMELI
DAS CHANDAN KUMAR	DAS DEB KUMAR
DAS DEB PRASAD	DAS DEBABRATA
DAS DEBAPROSAD	DAS DEBRAJ
DAS DIBYENDU	DAS DILIP KUMAR
DAS DILIP KUMAR	DAS GANESH
DAS GOBINDA CHANDRA	DAS GOUR HARI
DAS GOUTAM	DAS JAYANTA
DAS JAYANTA CHANDRA	DAS JAYANTA KUMAR
DAS JYOTSNA	DAS KALI PADA
DAS KALIPADA	DAS KALPANA
DAS MALAY KUMAR	DAS MAMATA
DAS MANAS	DAS MONORANJAN
DAS MOUSUMI	DAS RANJIT KUMAR
DAS SANKAR	DAS MRINAL KANTI
DAS SOVA RANI	DAS MUKUNDA CHANDRA
DAS NIRMAL KUMAR	DAS NITAI
DAS NITISH CHANDRA	DAS PAPIA
DAS PARIMAL	DAS PARTHA PRATIM
DAS PRADIP	DAS PRADIP KUMAR
DAS PRADIP KUMAR	DAS PRANTOSH
DAS PRATUL CHANDRA	DAS RAJ KISHOR
DAS SABITA	DAS SAMARESH
DAS SAMBHU KUMAR	DAS SANDIP KUMAR
DAS SANJAY	DAS SATYA NARAYAN
DAS SATYA NARAYAN	DAS SATYA NARAYAN
DAS SATYA NARAYAN	DAS SATYA NARAYAN
DAS SATYA NARAYAN	DAS SHIBANI
DAS SHYAMAL KUMAR	DAS SHYAMAL KUMAR
DAS SHYAMAL KUMAR	DAS SHYAMAL KUMAR
DAS SIBA PRASAD	DAS SMT MANJULIKA
DAS SONALI	DAS SONALI
DAS SONALI	DAS SOUMEN
DAS SOUMEN	DAS SOUMEN
DAS SRABANI	DAS SRISH CHANDRA

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Name of Member	Name of Member
DAS SUBHANKUR	DAS SUBHAS CHANDRA
DAS SUBHASIS	DAS SUBIR KUMAR
DAS SUPRITI	DAS SURAJIT KUMAR
DAS SURESH CHANDRA	DAS SUVRA
DAS TARAPADA	DAS TARAPADA
DAS TARUN KUMAR	DAS TUSHAR KANTI
DAS CHITTARANJAN	DASANI HITESH
DASANI KALPESH G	DASGUPTA BHASKAR
DASGUPTA DIBYENDU	DASGUPTA RANABIR
DASGUPTA SASANKA BIJOY	DASS CHIRA RANJAN
DASS RAMPROSAD	DASS SUDEEP
DASS SUDEEP	DASS SUDEEP
DASS SUDEEP	DASS SUDEEP
DASS SUDEEP	DATTA AJOY KUMAR
DATTA ANJAN	DATTA ASIT KUMAR
DATTA ASOK KUMAR	DATTA BHARATI
DATTA DEBDAS	DATTA KALYANMOY
DATTA KAMALA KANTA	DATTA MRIDULA
DATTA PRABIR KUMAR	DATTA RANENDRA NARAYAN
DATTA RASA RANJAN	DATTA RINA
DATTA SAKTIPADA	DATTA SAKTIPADA
DATTA SUBIMAL	DATTA SUBIR
DATTA SUBRATA	DATTA SUDHISH RANJAN
DATTA SULATA	DATTA URMI
DATTAMUDI GOUTAM	DAVIS DEEPA
DAW ARUN	DAW GOPINATH
DE ALOK NATH	DE ANUP KUMAR
DE ARIJIT	DE CHHANDAK KUMAR
DE DIPAK KUMAR	DE JOYDEB
DE KARABI	DE KARUNA SINDHU
DE NOBIN CHAND	DE PRABAL KUMAR
DE PRANAB KANTI	DE RITA
DE RUPALI	DE SUNIL KUMAR
DEB RABI BHUSAN	DEB RAI MOHON
DEBNATH ARINDAM	DEBNATH CHUNI BHUSON
DEBNATH PRADIP KUMAR	DEBNATH TARAK CHANDRA
DESAI MADHUKAR	DESAI MEENA
DESSA DOROTHY	DEVESHWAR YOGESH CHANDER
DEVESHWAR YOGESH CHANDER	DEY ASHIM KUMAR
DEY ASHISH	DEY BAIDYANATH
DEY BARUN KUMAR	DEY BATA KRISHNA
DEY BITHIKA	DEY CHANDI CHARON
DEY DILIP KUMAR	DEY DIPA
DEY JYOTIRMAY	DEY KAMAL KUMAR
DEY MADHAB CHANDRA	DEY MADHU SUDAN
DEY MADHU SUDAN	DEY DEBABRATA
DEY PRADIP	DEY PRADIP
DEY PRANAB KUMAR	DEY PRANAB KUMAR
DEY PROSANTA KUMAR	DEY PROSENJIT
DEY RAM CHANDRA	DEY RAMA
DEY RANJIT KUMAR	DEY SAMARENDRA
DEY SANDIP KUMAR	DEY SANJIT KUMAR
DEY SUBHASH CHANDRA	DEY SUBHRA
DEY SUBROTA	DEY SUJIT KUMAR
DEY SUKANTA	DEY SUSHIL BARAN
DEY SUTAPA	DEY SWAPAN KUMAR

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY. KOLKATA ON 27TH JULY. 2007.

Name of Member	Name of Member
DEY TAPAN KUMAR	DEY TUSHAR KANTI
DEY SUMAN	DHANLAXMI
DHAR AMITA	DHAR BANDANA
DHAR BIJALI	DHAR BISWAJYOTI
DHAR CHHABI	DHAR DEEPAK
DHAR HARADHAN	DHAR MAKHAN LAL
DHAR MANAS KUMAR	DHAR NARAYAN CHANDRA
DHAR PIJUSH KANTI	DHAR PRABHAT RANJAN
DHAR PRADIP KUMAR	DHAR RAJIB
DHAR RATAN KUMAR	DHAR SAGARIKA
DHAR SANKARI	DHAR SUBRATA KUMAR
DHAR TAPAN	DHOL SUMIT KUMAR
DOLUI NIRMAL KUMAR	DROZARIO HILDA SWARNALATA
DROZARIO MARCIAN	DUBE NIRMALA
DUBE SHARDA PRASAD	DUTT ADIP KUMAR
DUTT ALOK KUMAR	DUTT KUNAL
DUTT MRITYUNJOY	DUTT PRASANTA KUMAR
DUTT PRONAB KUMAR	DUTT RAMA
DUTT SUSANTA KUMAR	DUTTA AJIT KUMAR
DUTTA AJIT KUMAR	DUTTA AJIT KUMAR
DUTTA ALOKE	DUTTA ALOKE KUMAR
DUTTA AMALENDU	DUTTA AMITAVA
DUTTA AMITAVA	DUTTA ANITA
DUTTA ANUP KUMAR	DUTTA ASHIS KUMAR
DUTTA ASHOK KUMAR	DUTTA ASHOK KUMAR
DUTTA ASISH	DUTTA ASOKE KUMAR
DUTTA BIKASH RANJAN	DUTTA BIMAL KUMAR
DUTTA DEBASISH	DUTTA DEBJANI
DUTTA DIBYENDU	DUTTA DIPAK KUMAR
DUTTA DIPAK KUMAR	DUTTA DIPALI
DUTTA JAYASRI	DUTTA JUTHIKA
DUTTA KALYAN KANTI	DUTTA KANAK KUMAR
DUTTA KAUSHIK	DUTTA KSHAMA
DUTTA MAHADEB	DUTTA MALATI
DUTTA MALAY KUMAR	DUTTA MANAS KANTI
DUTTA MANAS KUMAR	DUTTA MANASHI
DUTTA MANISH	DUTTA PIJUSH
DUTTA PRAN GOPAL	DUTTA PRATAP CHANDRA
DUTTA PRATIM KUMAR	DUTTA PROVATI
DUTTA RAM SANKAR	DUTTA SAIBAL
DUTTA SALIL KUMAR	DUTTA SAMIRENDU
DUTTA SANTIMOY	DUTTA SANTOSH KUMAR
DUTTA SATYABRATA	DUTTA SUDIP
DUTTA SULAGNA	DUTTA SUMITA
DUTTA SUNIL CHANDRA	DUTTA SWAPAN
DUTTA TANMOY	DUTTA TAPAN KUMAR
DUTTA TARAK	DUTTA TARAPADA
DUTTA TARIT KUMAR	DUTTA TUSHAR KANTI
DUTTA UJJAL KUMAR	DWIVEDY KALI PRASAD
DWIVEDY KALI PRASAD	DHRITIMAN GHOSH
FAROOQUE SK ABDUL	FOGLA NAND KISHORE
GANESAN PARVATHY	GANGOPADHYAY SUSANTA KUMAR
GANGULY ANJAN KUMAR	GANGULY ANJAN KUMAR
GANGULY BIMALENDU	GANGULY DHRUVA JYOTI
GANGULY IVA	GANGULY MANOJ KUMAR
GANGULY NILAY KUMAR	GANGULY RABINDRA NATH

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Name of Member	Name of Member
GANGULY SUBHRA KANTI	GARAI ANUP KUMAR
GATTANI GIRISH	GHATAK JIBAN KRISHNA
GHOSAL TUNAL	GHOSAL SHIKHA
GHOSAL SUDHAMOY	GHOSE AMAL KUMAR
GHOSE GUPI	Ghosh APURBA
GHOSH AKSHOY KUMAR	GHOSH ALOK
GHOSH AMAR NATH	GHOSH AMIT KUMAR
GHOSH ANITA	GHOSH ARIJIT
GHOSH ASHOK	GHOSH ASITAVA
GHOSH BANSARI	GHOSH BENOY KUMAR
GHOSH CHANDRABALI	GHOSH DALIA
GHOSH DEBENDRA	GHOSH DHRUBA JYOTI
GHOSH DILIP KUMAR	GHOSH DIPALI
GHOSH DULAL CHANDRA	GHOSH GOUTAM
GHOSH ILA	GHOSH JAYANTA KUMAR
GHOSH KALPANA	GHOSH KAMAL KANTI
GHOSH MADAN MOHAN	GHOSH MADHUSUDAN
GHOSH MALAY	GHOSH MONIKA
GHOSH MRINAL	GHOSH NANDA RANI
GHOSH PARIMALENDU	GHOSH PRABIR KUMAR
GHOSH PRABIR KUMAR	GHOSH PRADIP KR
GHOSH PRADIP KUMAR	GHOSH PRANAB
GHOSH PREMNIHAR	GHOSH PRODIP
GHOSH RABINDRA NATH	GHOSH RAJKUMAR
GHOSH RANAJIT	GHOSH SADHANA
GHOSH SAJIB	GHOSH SAKTI PRASAD
GHOSH SALIL KUMAR	GHOSH SALIL KUMAR
GHOSH SALIL KUMAR	GHOSH SAMBHU NATH
GHOSH SAMIR KUMAR	GHOSH SAMIRAN
GHOSH SANJAY	GHOSH SIPRA
GHOSH SOUMYA	GHOSH SUBHABRATA
GHOSH SUBHAMOY	GHOSH SUBIR
GHOSH SUDIP KUMAR	GHOSH SUDIP KUMAR
GHOSH SUMITA	GHOSH SUNITA
GHOSH TAMAL	GHOSH TANAY
GHOSH TAPAN	GHOSH TAPAN KUMAR
GHOSH TAPO GOPAL	GHOSH TAPO GOPAL
GHOSH TAPO GOPAL	GIRI MANJU RANI
GOEL SURESH CHANDRA	GOOPTU TAPAN KUMAR
GOOPTU TAPAN KUMAR	GOPAL CHINI
GOSALIA JAI	GOSWAMI ANGSHUMALI
GOSWAMI CHITTARANJAN	GOSWAMI DIPENDRA NATH
GOSWAMI JOYDEB	GOSWAMI SUBHASH
GOYAL JUGAL KISHORE	GOYAL MAHESH KUMAR
GOYAL SUDAMA	GUHA AMAL KANTI
GUHA AVISHEK	GUHA CHANPA
GUHA MANIK LAL	GUHA NITIN
GUHA SUJIT KUMAR	GUHATHAKURTA SAURABH
GUIN AJIT KUMAR	GUIN DEBASHIS
GUPTA DEBASISH	GUPTA AMAL KUMAR
GUPTA AMIT KUMAR	GUPTA ANURAG
GUPTA ARUN KUMARLAL	GUPTA BIRENDRA PRASAD
GUPTA CHANDAN	GUPTA CHANDRA KANTA
GUPTA DEBASISH DAS	GUPTA HIMANSHU
GUPTA JYOTIRMAY SEN	GUPTA MANOJ KUMAR
GUPTA NEERJA	GUPTA NILAY SEN

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Name of Member	Name of Member
GUPTA PALLAV	GUPTA PALLAV
GUPTA PRAMOD KUMAR	GUPTA PRITINDU DAS
GUPTA RAMBILAS	GUPTA SANTANU DAS
GUPTA SUMAYA	GUPTA VINOD KUMAR
GURURAJAN SHYAMALA	HAKIM SK ABDUL
HALDAR ARUNAVA	HALDER MRINAL
HALDER SUNIRMAL KANTI	HASHIM
HAZRA JUGAL KRISHNA	HAZRA SOMA
HAZRA TUSHAR KANTI	HOSSAIN ABID
HOSSAIN AFZAL	HOSSAIN FIROJ
IYER RAJU V	JADHWANI BIHARILAL NARAINDAS
JAIN BIMAL KUMAR	JAIN KUSHAL CHAND
JAIN MANISH	JAIN PAWAN KUMAR
JAIN PRAFUL KUMAR	JAIN SHANTI SWAROOP
JAISWAL MAHENDRA KUMAR	JANA ASOK
JANA GAUTAM	JENA BINATRI
JHA SOUMITRA KUMAR	JHA SUMAN
JHAN JAGDISH	JHAN JAGDISH
JHAN SUNEETA	JHAWAR NAND KISHORE
JHUNJHUNWALA BISWANATH	JHUNJHUNWALA KUSUM DEVI
K PRAMOD KUMAR	KISHORE KUMAR DEY
KACHWALA FARIDA	KAHALI AMITABHA
KAKANI RAMESH KUMAR	KAKRANIA AJOY KUMAR
KALIMUDDIN ARVABAI	KALIMUDDIN ARVABAI
KALIMUDDIN MEMUNABAI	KAMPANI HEMAL
KAMPANI PRITHEEPAUL SINGH	KAPUR SATISH
KAPUR SATISH	KAPUR SATISH
KAR DILIP KUMAR	KAR KALYAN KUMAR
KAR MINATI RANI	KAR MINATI RANI
KAR NIRMAL CHANDRA	KAR SANKAR PRASAD
KARKARI AJIT CHANDRA	KARMAKAR DILIP KUMAR
KARMAKAR GOPI NATH	KARMAKAR PARTHAPRATIM
KARMAKAR SUBHASH	KARMAKAR SUBRATA
KARMAKER KALIDAS	KARPURKAYASTHA SUDIP
KARURI DEBA PRASAD	KARWA DHAN RAJ
KATHURIA AMRIT LAL	KEDIA BAJRANG LAL
KEDIA BHANU	KEDIA DEEPAK KUMAR
KEDIA MANJU	KEDIA RATAN
KEJARIWAL DURGA PRASAD	KEJRIWAL PRADEEP KUMAR
KHAITAN MURARI LAL	KHALID MOHAMMAD
KHAN MD FIROZ	KHANDELWAL ANITA
KHANDELWAL OM PRAKASH	KHANDELWAL PRAMOD
KHASNABIS SAMIRAN	KHASTGIR PULAK KUMAR
KHATOON MOMENA	KHATOR ASISH
KHATRY VIJAY KUMAR	KHEMKA MEENA
KHEMKA PRAVEEN	KHER VINDESH
KHOSLA RAJEEV	KHOSLA RAJEEV KUMAR
KOLAY SANJAY	KOTHARI KANTA
KOTHARI KANTA	KOTHARI RANJEET SINGH
KOTHARI SHIV SHANKER	KOTHARI SHIVA KARAN
KOTHARI SHYAMA SHANKER	KULKARNI HANUMANT SHYAMARAO
KUMAR ABHIJIT	KUMAR DEBASIS
KUMAR NISHA ASHWANI	KUMAR NISHA ASHWANI
KUMAR RATHINDRANATH	KUMAR RATNA
KUMAR SAILENDRANATH	KUMAR SUTAPA

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY. KOLKATA ON 27TH JULY. 2007.

Name of Member	Name of Member
KUMAR CHOWDHURY GOKULENDRA	KUMAR CHOWDHURY GOKULENDRA
KUMARI ANURADHA	KUNDAGRAMI NIRMAL KUMAR
KUNDU SANJIT	KUNDU ALAK RANJAN
KUNDU ANINDYA	KUNDU BIKASH
KUNDU DEBASHIS	KUNDU ILA
KUNDU KEYA	KUNDU MADHUSUDAN
KUNDU ALOKE	KUNDU PRANAB KUMAR
KUNDU RANJIT	KUNDU SANDEEP KRISHNA
KUNDU SHIBNATH	KUNDU SOURAV
KUNDU SRIKRISHNA	KUNDU SUBRATA
KUNDU SUKANYA	KUNDU SUMAN
KUNDU SUMITA	KUNDU SUMITA
KUNDU SUNIL CHANDRA	KUNDU SUPARNA
KUNDU SUSANTA KUMAR	KUNDU SUSHIT BARAN
KUNDU TAPAN	KUSARI AMITAVA
KUSHARI AMITAVA	LAHA DEBJANI
LAHA MOITRI	LAHIRI AJOY KUMAR
LAHIRI RAJAT	LAHIRI SUCHARITA
LALA SWAPNA	LAW SUDHANGSU KUMAR
LODH CHANDAN KUMAR	LODH RAJIB
LODH RASAMAY	LODH RASAMAY
MADIA KETAN SHANTILAL	MAHALANOBIS PRASANTA SANKAR
MAHAWAR SHREE KANT	MAHESHWARI KUSUM
MAHESWARI KANTA	MAITRA SUDHAMOY
MAITRA PARTHA PRATIM	MAITY ASHIM KUMAR
MAITY SITANGSHU SEKHAR	MAITY SUVANKAR
MAJITHIA SHITAL	MAJUMDAR AJIT RANJAN
MAJUMDAR BUDDHADEB	MAJUMDAR DEEPAK
MAJUMDAR PRABIR	MAJUMDAR RANAJIT KUMAR
MAJUMDAR SAKTI KUMAR	MAJUMDAR SUBHRENDU
MAJUMDER ANIMESH CHANDRA	MAJUMDER DHIRENDRA NATH
MAJUMDER JITENDRA PRASAD	MAJUMDER MANJUSREE
MAJUMDER MAYA	MAJUMDER SAUMEN
MAJUMDER SIKHA	MALAKAR ASHOK
MALLICK DR AMAL KUMAR	MALLICK PANKAJ
MALLIK KRISHNA MOHON	MALLIK PRABHAT KUMAR
MANDAL BHUBAN MOHAN	MANDAL DWIJENDRA NATH
MANDAL KHAGENDRA NATH	MANDAL KHAGENDRA NATH
MANDAL MRITYUNJAY	MANDAL MRITYUNJOY
MANDAL SANTA	MANDAL SHAMBHU CHANDRA
MANDAL SUBRATA	MATA JITENDRA KUMAR
MATHUR SUNIL BEHARI	MAURYA ANAMIKA
MAURYA ASHOK KUMAR	MAZUMDAR SUBRATA KUMAR
MAZUMDER DILIP KUMAR	MAZUMDER JNANENDRA NATH
MAZUMDER PURNIMA	MEHRA RAMESH DAS
MISHRA BINOD KUMAR	MISHRA DURGA
MISRA AMRITAVA	MITRA ALPANA
MITRA ANANYA	MITRA ASIM
MITRA ARINDAM	MITRA ARUN KUMAR
MITRA GOKUL	MITRA GOKUL
MITRA JAHAR LAL	MITRA KAMALA
MITRA MANJUSREE	MITRA MANOJ KUMAR
MITRA PRATANU KUMAR	MITRA RABINDRA NATH

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Name of Member	Name of Member
MITRA RITA	MITRA RUPENDRA NATH
MITRA SANDIP	MITRA SARAL KUMAR
MITRA SOMA	MITRA SUBAL KUMAR
MITRA SUBHADEEP	MITRA SUBRATA
MITRA SUJIT KUMAR	MITRA SWAPAN KUMAR
MITRA JAYANTA	MITRA TARIT KANTI
MITRA TAPAN KUMAR	MITRA TAPAN KUMAR
MITRA TAPAS KUMAR	MITRA TARIT KANTI
MODAK BIMAL KUMAR	MODAK SANKAR KUMAR
MOITRA SANJOY KUMAR	MOLLAH EMDADALI
MONDAL APURBA KUMAR	MONDAL GOURI SANKAR
MONDAL JOGAMAYA	MONDAL JOGAMAYA
MONDAL KRISHNA	MONDAL MALA
MONDAL SANKAR PROSAD	MOZUMDAR DEBASISH
MOZUMDAR DEBASISH	MOZUMDAR DEBASISH
MOZUMDAR NARESH CHANDRA	MOZUMDAR RAMA MAYA
MUKHERJEE SIKHA	MUKHERJEE AJOY KUMAR
MUKHERJEE AMARESH	MUKHERJEE ANANDITA
MUKHERJEE ANUP KUMAR	MUKHERJEE ANUP KUMAR
MUKHERJEE ARATI	MUKHERJEE ARCHANA
MUKHERJEE ASHIM K	MUKHERJEE ASHIS
MUKHERJEE ASIT BARAN	MUKHERJEE BIRENDRA
MUKHERJEE CHANDAN KUMAR	MUKHERJEE DEBABRATA
MUKHERJEE DILIP KUMAR	MUKHERJEE G K
MUKHERJEE GAUTAM	MUKHERJEE GOUTAM
MUKHERJEE ISHITA	MUKHERJEE JAYANTA
MUKHERJEE JAYDEB	MUKHERJEE LATIKA
MUKHERJEE NARAYAN	MUKHERJEE NIRANJAN
MUKHERJEE PARESH NATH	MUKHERJEE PRABIR KUMAR
MUKHERJEE PRASANTA	MUKHERJEE PURNIMA
MUKHERJEE RABINDRA NATH	MUKHERJEE RUPA
MUKHERJEE SABIT RANJAN	MUKHERJEE SAMIR
MUKHERJEE SANDIP	MUKHERJEE SANJOY
MUKHERJEE SAUMOJIT	MUKHERJEE SHANKER
MUKHERJEE SHYAMAL	MUKHERJEE SIVA PRASAD
MUKHERJEE SUBRATA	MUKHERJEE SURAJIT
MUKHERJEE SYAMA PRASAD	MUKHERJEE TAPAS KUMAR
MUKHERJEE TUSHAR KANA	MUKHOPADHYAY AMALESH
MUKHOPADHYAY DHRUBA	MUKHOPADHYAY DHRUBA
MUKHOPADHYAY SWAPAN KUMAR	MULLICK BISHNU DEB
MULLICK BISHNUDAS	MULLICK JOYEETA
MULLICK LEENA	MULLICK MAMATA
MULLICK NILADRI	MULLICK PROVAT KUMAR
MULLICK RINA	MULLICK RITA
MULLICK SANDIP KUMAR	MULLICK SHYAM SUNDAR
MULLICK SOVANA	MULLICK SRI PRODYUT
MULLICK SUSANTA KUMAR	MULLICK TAPAS KUMAR
MUNDHRA KAMAL KISHOR	MUNDRA RAJKUMAR
MURUGAN V S JYOTHI	NAG ARNAB KUMAR
NAG NILANJAN	NAG SAMBHU
NAN ARUN KUMAR	NANDI ARUN KUMAR
NANDI GANESH	NANDI NIRAD BARAN
NANDI NIRAD BARAN	NANDI NIRAD BARAN
NANDI NIRAD BARAN	NANDI PRADIP KR
NANDI RABINDRA NATH	NANDI SADHANA
NANDY ATANU	NANDY CHANDIDAS
NANDY JIBAN KRISHNA	NANDY SUDIP KUMAR

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Name of Member	Name of Member
NARAYANAN T S SANKARA	NARAYANAN T S SANKARA
NASKAR ALOKE KUMAR	NATH PARTHA PRATIM
NATH PRADIP KUMAR	NATH SAMAR KUMAR
NATH SHIV TOSH	NATH SUNANDA
NATHANI DEO KISHAN	NATHANI DEO KISHAN
NEOGI NEELA	NIRENDRA NATH DAS
NOWROJI DICKOO	NEVATIA MEENA
OJHA ARUN	PAL CHOWDHURI SHAMAL
PAL ANUVA	PAHARIA PARVATI
PAL BIMAN	PAL DIPENDRA CHANDRA
PAL GOPI MOHAN	PAL HEMANTA KUMAR
PAL KALYAN KUMAR	PAL MADHUSUDAN
PAL NANDALAL	PAL NIHAR BALA
PAL PAMPA	PAL PRANGOPAL
PAL PROVAT KUMAR	PAL PUSPA
PAL RANJIT KUMAR	PAL RANJIT KUMAR
PAL SABITA	PAL SADHAN
PAL SANTANU	PAL SANTI RANJAN
PAL SUJIT	PAL SUJIT
PAL SUJIT	PAL SUJIT
PAL SUJIT	PAL SANKAR KUMAR
PAN SWAPAN KUMAR	PANDA ABHIJIT
PANDEY SUBHOJEET KUMAR	PANDEY TIRTH KUMAR
PANDIT GOPAL	PAREEK ARBIND KUMAR
PAREKH SARBANI	PAREKH VINEET
PATAWARI RAKESH KUMAR	PATHAK ARCHANA
PATRA ASHOK	PAUL BRAJA GOPAL
PAUL AMAL	PAUL ARNAB KUMAR
PAUL ARUN KUMAR	PAUL DEBASISH
PAUL FATICK CHANDRA	PAUL INDRANI
PAUL JAYANTA KUMAR	PAUL MANJULA
PAUL PROVAKAR	PAUL RAJENDRA LALL
PAUL SAKTI PRASAD	PAUL SAMIT
PAUL SOMDUTTA	PAUL SUNIL KUMAR
PAUL CHOWDHURY DIPALI	PAUL CHOWDHURY DURGA PRASAD
PAUL ASOK KUMAR	PODDAR KAILASH KUMAR
PODDAR RAJESH	PODDER CHANDRA
PODDER NITYA GOPAL	PODDER SANTOSH KUMAR
PORIA PRADIP KUMAR	PRADHAN KANAILAL
PRADHAN PURNA CHANDRA	PRAMANICK BISWANATH
PRAMANIK BHAJAN KUMAR	PRASAD AJAY KUMAR
PRASAD ANJALI	PRASAD ANJALI
PUJAPANDA RAMANARAYAN	PURI HITESH
PURKAYASTHA SUBIR KAR	PUROHIT ASHOK KUMAR
PYNE PRONOB RANJAN	PYNE SANDIPA
PYNE TARUN KUMAR	R SEN M
RADHAKRISHNAN K	RAJ KUMAR BHUTORIA
RAJESH KUMAR SHAW	RANA JOYDEB
RAJEEV LAKSHMAN	RAKSHIT ANIL KUMAR
RAKSHIT CHANDANA	RAKSHIT DILIP MOHAN
RAKSHIT DILIP MOHAN	RAKSHIT MOLLY
RAKSHIT MOLLY	RAKSHIT MON MOHAN
RAKSHIT MON MOHAN	RAKSHIT RANJIT MOHAN
RAKSHIT SAUMENDRA MOHAN	RAKSHIT SAURAV MOHAN
RAKSHIT SAURAV MOHAN	RAKSHIT SOBHANA
RAKSHIT SOBHANA	RAKSHIT SOBHANA
RAMAGOPALAKRISHNAN	LAKSHMINARAYANAPURAM HARIHARAN

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Name of Member	Name of Member
RANA JOYDEB	RANA RUBY
RANA RUBY	RATHI DEVENDRA KUMAR
RATHI GAURAV	RATHI SHAKUNTALA DEVI
RATHI LAXMAN KUMAR	RATHI RAM CHANDRA
RATNAM BATHULA VENKATA	RAY ADITI
RAY AJAY SANKAR	RAY AMITABHA
RAY ANADI RANJAN	RAY BABLU CHANDRA
RAY BARUN KUMAR	RAY BISWANATH
RAY BUDDHA DEB	RAY DEBI PRASAD
RAY DIPAK	RAY DIPANKAR
RAY DIPTI KUMAR	RAY GOBINDA NARAYAN
RAY JAYANTA KUMAR	RAY KALYAN
RAY KRISHNENDU	RAY LINA
RAY SAMIRAN BIKASH	RAY SANGHAMITRA
RAY SHOVAN	RAY SUDIPTA
RAY SUMIT KUMAR	RAY SWADES KUMAR
RAY TAPAN KUMAR	RAY UPENDRANATH
REHMAN S S H	REHMAN S S H
RICHARD ELIZABETH	ROY MALA
ROY AMAL RANJAN	ROY AMIT
ROY AMIT KUMAR	ROY AMITABHA
ROY ARCHANA	ROY ARUN KUMAR
ROY ASHOKE KUMAR	ROY ASIM KUMAR
ROY BANKIM CHANDRA	ROY BASUDEV
ROY BENOY KRISHNA	ROY BHAKTI BHUSAN
ROY BIMAL KRISHNA	ROY BISHNU KUMAR
ROY CHHANDA	ROY CHITTA RANJAN
ROY CHUNI LALL	ROY DEBASISH
ROY DIPAK KUMAR	ROY DOLLY
ROY DURGA PROSAD	ROY GITA
ROY HRIDESH CHANDRA	ROY ILA DUTT
ROY JAYANTA	ROY JAYANTA
ROY JYOTIRMOY KAR	ROY JYOTIRMOY KAR
ROY KALIDAS	ROY KAMALA PRASANNA
ROY KARABI	ROY KISHORE KUMAR
ROY KRISHNA	ROY KRISHNA
ROY KRISHNA	ROY LUCKY
ROY MANAS KUMAR	ROY MANMATHA RANJAN
ROY MAYA	ROY MRINAL KANTI
ROY NABAGOPAL	ROY NIRMAL CH
ROY NIRODE BARAN	ROY PIJUSH KANTI
ROY PRAKASH RANJAN	ROY RAJAT KUMAR
ROY RINA	ROY SANKAR KUMAR
ROY SHIB SHANKAR	ROY SNEHALATA
ROY SUBHENDU	ROY SUDARSAN
ROY SUKTI	ROY SUMA
ROY SUMITA	ROY SUSANTA KUMAR
ROY TAPAN KUMAR	ROY TRIPTI SHEKHAR DUTT
ROY TULSHI RANI	ROY UPENDRA
ROYCHOUDHURI BANDANA	ROYCHOUDHURI SUBHENDU
ROYCHOUDHURI SUBHENDU	ROYCHOUDHURI SUBHENDU
ROYCHOWDHUHURY KALYANI	ROYCHOWDHURY PIJUSH
ROYCHOWDHURY TARUN KUMAR	RUDRA ASHOK KUMAR
SABUI CHAMPA	SADHU BISWANATH
SADHUKHAN SUKUMAR	SADHUKHAN USHA RANI
SADHUKHAN ASHOK KUMAR	SADHUKHAN AVISAKE

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Name of Member	Name of Member
SADHUKHAN BALARAM	SADHUKHAN HIRALAL
SADHUKHAN JAYANTA	SADHUKHAN JAYANTA
SADHUKHAN RABINDRA NATH	SADHUKHAN RITA
SADHUKHAN SANKAR	SAEED DANISH
SAHA MONO RANAJN	SAHA ABHISEK
SAHA AKHIL CHANDRA	SAHA AMALENDU KUMAR
SAHA AMARENDRA NATH	SAHA AMIT KUMAR
SAHA ANIMESH	SAHA ANITA
SAHA ANJANA	SAHA APURBA
SAHA ASIT KUMAR	SAHA BAIJAYANTI
SAHA BARUN KUMAR	SAHA BIJOY
SAHA BIJOY GOPAL	SAHA BISWANATH
SAHA BRAJA GOPAL	SAHA DEBASHIS
SAHA DIBYENDU	SAHA DILIP
SAHA DILIP KUMAR	SAHA GITARANI
SAHA GOPAL CHANDRA	SAHA GOUR GOPAL
SAHA GOUR GOPAL	SAHA GOUR GOPAL
SAHA GOUR GOPAL	SAHA GOURANGA LAL
SAHA GOUTAM KUMAR	SAHA INDRA MOHAN
SAHA JAYANTA KUMAR	SAHA JOYDEB CHANDRA
SAHA LAKSHMI NARAYAN	SAHA LALI
SAHA MADAN	SAHA MALLIKA
SAHA MALLIKA	SAHA MANORANJAN
SAHA MANORANJAN	SAHA MANORANJAN
SAHA MANORANJAN	SAHA MINA RANI
SAHA MIRA	SAHA MIRA
SAHA MIRA	SAHA MOUSUMI
SAHA MURALI MOHAN	SAHA NABA GOPAL
SAHA NARAYAN C	SAHA NARAYAN CHANDRA
SAHA NARAYAN CHANDRA	SAHA NIHAR RANJAN
SAHA NIKHIL CHANDRA	SAHA NIKHIL CHANDRA
SAHA NILIMA	SAHA PIJUSH KUMAR
SAHA PRABIR KUMAR	SAHA PRANATI
SAHA PRANGOPAL	SAHA RADHARANI
SAHA RAGHU NATH	SAHA RAJIB
SAHA RANJAN	SAHA RANJAN KUMAR
SAHA RUMA	SAHA SADHAN KUMAR
SAHA SAKUNTALA	SAHA SAMIR
SAHA SAMIR KUMAR	SAHA SANKAR LAL
SAHA SANTOSH KUMAR	SAHA SHEFALI
SAHA SHIKHA	SAHA SHYAMA PRASAD
SAHA SHYAMAL KUMAR	SAHA SITAL
SAHA SOMNATH	SAHA SONALI
SAHA SUBRATA KUMAR	SAHA SUJOY
SAHA SUKANTA	SAHA SUKANTA
SAHA SUKANTA	SAHA SUKANTA
SAHA SUKANTA	SAHA SUKANTA
SAHA SUMIT KUMAR	SAHA SURESH CHANDRA
SAHA SURESH CHANDRA	SAHA TANAY
SAHA TAPAN KUMAR	SAHA TAPAS
SAHA TAPATI	SAHA TAPATI
SAJJAN RUPA	SAMAJPATI SAMIRAN
SAMANTA DURGA	SAMANTA SAMBHU NATH
SAMANTA SUBRATA	SANBUI SASIM KUMAR
SANGHAI MANOJ KUMAR	SANKARANARAYANAN T S
SANTRA SUBRATA	SANYAL ALAK

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Name of Member	Name of Member
SANYAL NIRENDRA NATH	SARADA B
SARAF RAJENDRA KUMAR	SARAF ABHISHEK
SARAF DEEP KISHAN	SARAF SANTOSH
SARAF USHA	SARAOGI SHANKAR LAL
SARCAR KAMAKHYA RANJAN	SARDAR ARDHENDU SEKHAR
SARKAR AMAL	SARKAR ANJALI
SARKAR DALIA	SARKAR DEBASREE
SARKAR GITA	SARKAR HIRAK
SARKAR JAYA	SARKAR JAYA
SARKAR JAYA	SARKAR KABITA
SARKAR GOPAL KRISHNA	SARKAR NABA KUMAR
SARKAR PARTHA	SARKAR PRABHAT KUMAR
SARKAR PRADYUT KUMAR	SARKAR RABI
SARKAR RAMENDRA NATH	SARKAR RATHINDRA NATH
SARKAR SABYASACHI	SARKAR SACHINDRA NATH
SARKAR SALIL KUMAR	SARKAR SANDIP KUMAR
SARKAR SANJOY	SARKAR SANKAR
SARKAR SHANKAR	SARKAR SHYAMA PROSAD
SARKAR SHYAMAL	SARKAR SIMA
SARKAR SUJIT KUMAR	SARKAR SUMAN
SARKAR TUSHAR KANTI	SARKAR UJJAL
SARKER BISWANATH	SARKER SUDHIR RANJAN
SASMAL BANI BROTO	SAWADIA GIRIJA SHANKAR
SEAL AMALA	SEAL ASOKE KUMAR
SEAL BIDYUT KR	SEAL BIMAL KUMAR
SEAL JAGANNATH	SEAL KAKALI
SEAL SANTOSH KUMAR	SEAL TARUN KUMAR
SEKHSARIA ASHOK KUMAR	SEN PRADIP KUMAR
SEN AJIT KUMAR	SEN AMAR NATH
SEN APURBA KUMAR	SEN ASIM KUMAR
SEN ASISH KUMAR	SEN AYON
SEN BASUDEB	SEN BISHNU RANJAN
SEN DIPTISH	SEN GOUTAM
SEN INDIRA	SEN KALYAN KUMAR
SEN KRISHNENDU	SEN MANAB
SEN NIHAR KUMAR	SEN PANKAJ KUMAR
SEN PRADIP KUMAR	SEN PRONATI
SEN PROSENJIT	SEN SAMAR
SEN SANDHYA	SEN SATYABRATA
SEN SEULI	SEN SHARMILA
SEN SHYAMAL KUMAR	SEN SRIKANTA
SEN SRIKANTA	SEN SUBRATA
SEN SUDARSAN	SEN SUKHENDRA LAL
SEN SUKHENDRA LAL	SEN SUMITA
SEN SUSHIL KUMAR	SEN SWARUP RANI
SEN TAPAN	SEN TAPAS
SEN TUSAR KANTI	SENGUPTA ARUN KUMAR
SENGUPTA AVIK	SENGUPTA DR PRABIR KUMAR
SENGUPTA JYOTIRMAY	SENGUPTA KALYAN
SENGUPTA MITA	SENGUPTA NANDAN KUMAR
SENGUPTA NEELANJANA	SENGUPTA NILAY
SENGUPTA NITA	SENGUPTA UJJAL
SETH BISWANATH	SETH DEVABRATA
SETH SUKUMAR	SETHI PADMA RANI
SETHI SANJAY KUMAR	SETT PRIYAJIT KUMAR
SETT SANJOY KUMAR	SETT SANJOY KUMAR

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY. KOLKATA ON 27TH JULY. 2007.

Name of Member	Name of Member
SETT SANJOY KUMAR	SHAH ALOKE
SHAH JAYSHREE	SHAH MINESH S
SHAH TRUSHITKUMAR K	SHAHBOOB ALI
SHAHBOOB ALI	SHARDA ALOK KUMAR
SHARMA ASHOK	SHARMA GYAN SHANKER
SHARMA RADHE SHYAM	SHARMA SURYA KANT
ShAW RAM LAL	SHAW BASANT LAL
SHAW GANESH LAL	SHAW PAPPU KUMAR
SHAW PAPPU KUMAR	SHAW RABINDRA PRASAD
SHAW UTTAM KUMAR	SHAW VINOD
SHETH BHARAT P	SHOM DAVE P
SHANTANU	SIRCAR SWASTIK
SHROFF VIKRAM	SIKDER PIJUSH PATI
SIL ARPITA	SIL ASIM KUMAR
SIL ASIM KUMAR	SIL ASOK KUMAR
SIL RANJAN KUMAR	SINGH AJOY KUMAR
SINGH ANUP	SINGH ANUP KUMAR
SINGH ASHOK KUMAR	SINGH BANSHI DHAR
SINGH KARTICK PRASAD	SINGH LINDA
SINGH LOKE NATH	SINGH RAJENDRA PRASAD
SINGH RAM JANAM	SINGH RAMESH
SINGH SAMAR	SINGHA AVIJIT
SINGHA BANDANA	SINGHANIA GHANSHYAM DAS
SINGHANIA LAXMI KANT	SINGHANIA NILAM
SINGHANIA VIJAY KUMAR	SINGHI RAJENDRA KUMAR
SINGHI RAJENDRA KUMAR	SINGHI RAJENDRA KUMAR
SINGHI RAJENDRA KUMAR	SINGLA UDAY
SINHA ANIRBAN	SINHA DR NANI GOPAL
SINHA JAYASREE	SINHA KRISHNA
SINHA MILAN	SINHA PALLAB KANTI
SINHA PRALAY	SINHA SANDIP NARAYAN
SIRCAR SHYAMAL	SIRCAR SUBIMAL
SIRCAR TAPATI	SIRCAR BRAJO GOPAL
SIRCAR BRAJOGOPAL	SIRCAR SUBRATA
SIRCAR SUDHIR KUMAR	SIRCAR SUDHIR KUMAR
SIRCAR SUNIRMAL	S KRISHNAN
SOMANI ASHA	SONI KRISHNA DEVI
SONI NARAYAN CHAND	SONI NISHA DEVI
SONI RADHE SHYAM	SONTHALIA GOPI KISHAN
SONTHALIA RATNA	SRIMAL BIJNAN SINGH
SRIMAL BIJNAN SINGH	SRIMAL BIJNAN SINGH
SRIMAL BIJNAN SINGH	SRIMANI SIBLAL
SRIMANY MADHU SUDAN	SRIVASTAVA RAMESH CHANDRA
SRILA GHOSH	SURAMA HALDER
SUKHANI SHARAD	SUMAN KUMAR
SUNDAR LATHA	SUNDAR S
SUNDARARAJAN V S	SUR ABHIJIT
SUR DILIP KUMAR	SURAI TAPAN
SUREKA NARENDRA KUMAR	SURI A K
SURI ASHWANI KUMAR	SURI ASHWANI KUMAR
TALUKDAR PROSENJIT	TALUKDAR UTTAM
TALUKDER KUMAR KANTI	TAPAS KUMAR ROY
TAPARIA MANISH	TARIQUE MD
TARNEJA RAM S	TARNEJA RAM S
TARNEJA RAM S	TAT JAHAR LAL
TAT SUMAN CHANDRA	THACKER VASANTKUMAR JAMNADAS
THAKUR BHAWANA	THAKUR SUBHAS MOHAN
TIRTHANI INDRAKUMAR	TIWARI BAIKUNTH NATH

LIST OF MEMBERS WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Name of Member	Name of Member
TODI DINESH KUMAR	TRIPATHI ANIL KUMAR
TRIPATHI LAXMI CHANDRA	UBEROY RAVI KUMAR
UPADHYAY AMAR NATH	VAIDYANATH K
VAKHARIA HARESH	VARDHAN VIVASH
VARSHNEY GIRISH CHANDRA	VENKATARAMAN M N
VENKATARAMAN SWAPNA	VERMA ALOK
VIJAYARAGHAVAN B	WADHWA NITIN
WADHWA PANKAJ	WADHWA SANDEEP
YAHYA MOHAMAD	ZARIF IBRAHIM T
ZEESHAN ALI	

ANNEXURE - LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Member for whom attended	Name of Proxy
ADAMS ANN	Y C DEVESHWAR
ADHYA PURUSOTTOM	NITIN SHETH
ADHYA SUDIPTA	SUDIPTA ADDY
AGARWAL AJEET KR	ARUN BOSE
AGARWAL ANAND KUMAR	ASHOK JAISWAL
AGARWAL JAYA	CHANDA GUPTA
AGARWAL SANTOSH KUMAR	JOYDEEP CHATTERJEE
AGARWAL SUSHIL KUMAR	ALKA MALPANI
AGARWAL UMADEVI	Y C DEVESHWAR
AGARWALLA KAVITA	NIKHIL CHAWCHARIA
AGRAWAL UMA DEVI	SANJAY SEAL
AGRAWALLA PRABHASH KUMAR	RIKKY AGRAWALLA
AHMAD IKHLAS	Y C DEVESHWAR
AHMAD SYED MAHMOOD	Y C DEVESHWAR
AITHANI KHEM SINGH	Y C DEVESHWAR
AMIN ARVIND KUMAR	Y C DEVESHWAR
ANAND MANISHA	DILIP NANDAN
ANJANEYULU PRAYAGA	Y C DEVESHWAR
ARORA RAJ	SUBHENDU ROY
ARORA YASH PAL	BABU CHOWDHURY
ASHA K	SUCHANDER DAS
B PRABHU DAS	KAMAL DAS
BABU M KRISHNA	ARUN BOSE
BABU V S S KANNA	Y C DEVESHWAR
BABURAO A	TUSHAR ADHIKARI
BAG HARADHAN	PRADIP DEY
BAGRI INDRA KUMAR	S K DAS
BAGRI INDRA KUMAR	S K DAS
BAGRI INDRA KUMAR	S K DAS
BAGRI SUSHILA	S K DAS
BAGWE SUPRIYA SURESH	ANUP SINGH
BAI S MEERA	Y C DEVESHWAR
BAJAJ RISHU	TILOK BISWAS
BAJORIA MAHESH CHANDRA	PAWAN KUMAR JAIN
BALA VIJAY	SWARUP GHANTI
BALACHANDRAN JYOTI	M VISWANATHAN
BALAJI PRITI	Y C DEVESHWAR
BANDUKWALA ESMAIL ADAM	Y C DEVESHWAR
BANDUKWALA ESMAIL ADAM	Y C DEVESHWAR
BANDUKWALA ESMAIL ADAM	Y C DEVESHWAR
BANDUKWALA ESMAIL ADAM	Y C DEVESHWAR
BANDYOPADHYAY JOYSHIB	APURBA BANIK
BANERJEE ASHOKE KUMAR	JHARNA BHATTACHARJEE
BANERJEE RANJAN	AJIT BANERJEE
BANERJEE SUSANTA	SANJOY KR BANERJEE

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Member for whom attended	Name of Proxy
BARATAM BALAKRISHNA MURTY	K VAIDYANATH
BARATAM CHANDRA SEKHARA PAKEER	K VAIDYANATH
BARATAM KRISHNAVATARAM	K VAIDYANATH
BARUA NIBEDITA	DIPAK BARUA
BASAK SHEFALI	CHANDRA SEKHAR BASAK
BASAK SUNIL KUMAR	SUBIR SAHA
BASU ASOK KUMAR	BEMAN BEHARI SEN
BASU BUDHA DEV	UJJAL GUHA
BASU DWIPAK KUMAR	UTTAM SARKAR
BASU RATNA	AYANTIKA BASU
BASU SAKTI PADA	MOUSUMI BHATTACHARJEE
BASU SRILEKHA	SWADESH RANJAN BASU
BHALLA ASHOKE	Y C DEVESHWAR
BHARTIA SURESH KUMAR	MURARI BHARATIA
BHAT N RAGHAVENDRA	Y C DEVESHWAR
BHAT N RAGHAVENDRA	Y C DEVESHWAR
BHAT VASUDEVA SHESHAGIRI	Y C DEVESHWAR
BHATEJA NITESH	TINKA PAKREY
BHATIA RENUKA	RAJU PURAHIT
BHATIA TONI	RUPAM PATRA
BHATNAGAR MOHAN S	Y C DEVESHWAR
BHATTACHARJEE PRASANTA KUMAR	TAPAN KUMAR GANGOPADHYAY
BHATTACHARYA DILIP KUMAR	DIBYA BHATTACHARYA
BHATTACHARYYA RINA	TAPO GOPAL GHOSH
BHATTACHARYYA PRADIP KUMAR	ASHOK KUMAR DEY
BHATTACHERYA SWAPAN	ARNAB BHATTACHARYA
BHAUMIK DEBABRATA	Y C DEVESHWAR
BHAUMIK DURGAPRASAD	Y C DEVESHWAR
BHAUMIK SAKTIPRASAD	RANJIT DAS
BHAUMIK SUBRATA	SANTOSH SHOW
BHAYANI PRAVINA DEVI	Y C DEVESHWAR
BHOSLE NINAD	Y C DEVESHWAR
BHOSLE NINAD	Y C DEVESHWAR
BHOTIKA BAL KISHAN	SUJATA KAPOOR
BHOTIKA SHASHI KANTA	SUBRATA KAPOOR
BHOWMICK DEBASISH	PABITRA KUMAR DAS
BILLIMORIA ZARIN ARDESHIR	Y C DEVESHWAR
BINANI RAMA DEVI	VIJAY NARAYAN BINANI
BISWAS RUBI	MADHU SUDAN BISWAS
BISWAS SANKAR	Y C DEVESHWAR
BISWAS SUJATA	BANA BIHARI GHOSH
BOSE MANDIRA	ARAJIT GHOSH
BOSE PROBIR KUMAR	Y C DEVESHWAR
CHAKRAVADHANULA SARMA V	Y C DEVESHWAR
CHAKRAVARTY SUBHRA	SANTOSH KUMAR CHAKRAVARTY
CHALAPATHY GADIDALA	Y C DEVESHWAR
CHANDAK SARDA DEVI	Y C DEVESHWAR
CHANDAN REDNAM NAGA	MONATOSH GHOSH
CHARYULU S S K MADHUSUDHANA	ANUPAM MALLICK
CHATTERJEE BIJOLI	SAILENDRA NATH CHATTERJEE
CHATTERJEE CHITTA RANJAN	ARUN ACHARYA

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Member for whom attended	Name of Proxy
CHATTERJEE PRATIMA	BIMAN KUMAR CHATTERJEE
CHATTERJEE SIPRA	TAMAL CHATTERJEE
CHATTOPADHYAY TUHIN KUMAR	Y C DEVESHWAR
CHATTOPADHYAY TUHIN KUMAR	GOUTAM MAHAPATRA
CHIDAMBARAM CHELLAMMAL	Y C DEVESHWAR
CHOPRA MANJUL	ANUP SINGH
CHORISIYA ANANDILAL	KISHOR DAS
CHOUDHARY SANGITA	LALIT CHOUDHARY
CHOUDHARY SHANKAR	RAJENDRA PD CHOUDHARY
CHOWDHURY SHYAMAL KUMAR	Y C DEVESHWAR
D LAXMANA	DULAL ROY
DAGA ASHOK KUMAR	SEEMA DAGA
DAGA VISHWESHWAR	SEEMA DAGA
DAGA VISHWESHWAR	SEEMA DAGA
DAMANI AKSHAY CHAND	GHANSHYAM DAS DAMANI
DAMANI GOVERDHAN	RATANLAL JAIN
DARUGA GONE	ARNAB CHAKROBORTHY
DAS ABHIK KUMAR	ASIM KUMAR DAS
DAS ACHYUTANANDA	Y C DEVESHWAR
DAS ACHYUTANANDA	Y C DEVESHWAR
DAS ARUP	ANIMA DAS
DAS ENAKSHI	ARITRA DAS
DAS LAKSHMI	ASOKE KUMAR DAS
DAS MAMATA	SANDIP KUMAR DAS
DAS PRASANTA KUMAR	RANI DAS
DAS PRASANTA KUMAR	RANI DAS
DAS RAM PRASAD	RANI DAS
DAS SIKHA	GOUTAM BANERJEE
DAS SUNIL KUMAR	SWAPNA SIL
DAS SWAPAN KUMAR	SHYAMAL KUMAR DAS
DAS TANUSREE	TARIT BARAN DAS
DAS TAPAN KUMAR	RAJA DAS
DAS UMAKANT	Y C DEVESHWAR
DASGUPTA SUBHASHIS	SAMIR DASGUPTA
DATTA ARUN KUMAR	SURYA SARATHI DUTTA
DATTA SANDIP	Y C DEVESHWAR
DATTA SUJOY	SOMA DUTTA
DAYANAND S	SANTANU CHAKRABORTY
DAYANAND S	SANJAY DHAR
DAYANAND S	Y C DEVESHWAR
DAYANI NIRMAL	O P DAYANI
DE NILANJAN	PRITI DE
DE SAMAR	SUMIT KUMAR GHOSH
DESAI CHAITANYA CHANDRAKANT	Y C DEVESHWAR
DEY DIPALI	S DEY
DEY PREETAM	PRABIR DE
DEY SUBHRA	SANKAR NATH DEY
DHANDAPANI V S	Y C DEVESHWAR
DHAR T R	Y C DEVESHWAR
DIDWANIA VINOD KUMAR	JIBAN ROY
DIXIT PRADEEP KUMAR	Y C DEVESHWAR
DOSHI DINESH S	ANUP SINGH
DOSHI PUSHPA S	B B CHATTERJEE
DOSHI SHEVANTILAL K	ANUP SINGH
DUGAR SAMTA	SHREYANS DUGAR
DUTT KUNAL	KAUSHIK DUTT

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY. KOLKATA ON 27TH JULY. 2007.

Member for whom attended	Name of Proxy
DUTT TRIPTI	SRISH MANDAL
DUTTA JOLLY	SANATAN SAHA
DUTTA KEYA	BISWANATH GHOSE
DUTTA PRAKASH KUMAR	K VAIDYANATH
DUTTA SUPRATIM	Y C DEVESHWAR
DUTTA SWAPAN	Y C DEVESHWAR
DUTTA UMA	SUSANTA DUTTA
GAJANAN VEMPATI	GOUTAM BOSE
GANERIWALA BHANUMATI	MANISHA HARLALKA
GANGULY KABITA	TAPAN KUMAR GANGULY
GANTI MAYUR NATH	Y C DEVESHWAR
GARG MANOJ KUMAR	SOMNATH BARIK
GARG RAJ KUMAR	MANTA MAITY
GHORAI NELI	MANORANJAN GHORAI
GHOSAL SWARUP KUMAR	PRABIR DAS
GHOSAL SWARUP KUMAR	SACHCHIDANANDA SINHA
GHOSH JAYDEB	SHIKHA DAS
GHOSH MINATI	GOPA GHOSH
GHOSH PRITI	ANURAG GHOSH
GHOSH SUBODH KUMAR	SHUBHRADIP GHOSH
GHOSH UTTAM	AMIT HALDER
GHOSH UTTAM	SAMITA HALDAR
GHOSHAL DIPANKAR	ADITI MONDAL
GIRI SEKHAR CH	R K SINGHI
GITA	SAMBHU DAS
GOENKA ANJU	S C GOENKA
GOPAL HARLALKA	Y C DEVESHWAR
GOPALAKRISHNA S	Y C DEVESHWAR
GOPALKRISHNA SHANMUGAM	Y C DEVESHWAR
GRANT KURUSH NOSHIR	Y C DEVESHWAR
GRANT KURUSH NOSHIR	Y C DEVESHWAR
GUHA SUKUMAR	SIDDHARTHA GUHA
GUHA SUMITRO	Y C DEVESHWAR
GUHA SUMITRO	Y C DEVESHWAR
GULATI RATTAN CHAND	MANISH GUPTA
GUPTA AMALENDU SEN	BIPLAB KANTI SEN GUPTA
GUPTA ANITA	ANUP MALLICK
GUPTA ARPIT	MITHO DAS
GUPTA BHARTI	B B CHATTERJEE
GUPTA CHANDA	ABHOY RAI
GUPTA NEELAM	SANJAY CHOWDHURY
GUPTA RAKESH	B B CHATTERJEE
GUPTA RAKESH	SUBHASISH BANERJEE
GUPTA RAVI PRAKASH	SUSANTA DUTTA GUPTA
GUPTA ROHIT	MANISH GUPTA
GUPTA SADHNA	SHYAMAL DAWN
GUPTA SHUBHENDU	GORA DHARA

2

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Member for whom attended	Name of Proxy
GUPTA SUMAN	MANOJ KHETO
HALDER LILA	VISWAJEET D KAPADIA
HARI K N	SUBIR GOSWAMI
HAZRA GONESH	ALPANA HAZRA
HAZRA KANIKA	SUMIT GHOSH
J GANESH	Y C DEVESHWAR
JACAB A V	DEBU BANDYOPADHYAY
JAGANNADHAM TANGUDI	DIPANKAR ROY
JAGANNADHAM TANGUDU	Y C DEVESHWAR
JAIN ANUJ	Y C DEVESHWAR
JAIN ASHOK KR	Y C DEVESHWAR
JAIN ASHOK KUMAR	Y C DEVESHWAR
JAIN ATUL	MANOJ CHAKRABORTY
JAIN ATUL KUMAR	Y C DEVESHWAR
JAIN MANJU	NAMITA JAIN
JAIN MANOJ KUMAR	AVIJIT PAKREY
JAIN POOJA	RAJA MALLICK
JAIN PRASHANT	NARESH JAIN
JAIN SUNDRI DEVI	Y C DEVESHWAR
JANARDHANAN S	Y C DEVESHWAR
JHANJI P KANTA	RAVI BARIK
JOSHI OMPRAKASH	SOURABH JOSHI
JOSHI PUSHPABEN INDUPRASAD	Y C DEVESHWAR
JOSHI PUSHPABEN INDUPRASAD	Y C DEVESHWAR
JOSHI PUSHPABEN INDUPRASAD	Y C DEVESHWAR
K GOVINDAM	Y C DEVESHWAR
K NAGAHARI	Y C DEVESHWAR
K REDDY K R	SUJIT DAS
K SRINIVASA GURIKAR	Y C DEVESHWAR
K SASTRY CH B V S N	ASHOK CHAKRABORTY
K VARGHESE A	Y C DEVESHWAR
K VIJAYA KUMAR	ARIJIT CHAKRABORTY
KACHROO RUCHI	VICTOR BISWAS
KALLURI VASUDEVA RAO	Y C DEVESHWAR
KALSOTRA CHUNILAL	Y C DEVESHWAR
KALSOTRA KRISHNAKANT	Y C DEVESHWAR
KAMATH MANJESHWAR NARASIMHA	Y C DEVESHWAR
KAMBAPU RAMA KRISHNA REDDY	SANTANU DUTTA
KAMDAR RAJNIKANT NATHALAL	Y C DEVESHWAR
KANNAN MANJULA	Y C DEVESHWAR
KAPOOR SAMITA	TAPAS POREL
KAPOOR VIJAY	Y C DEVESHWAR

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Member for whom attended	Name of Proxy
KAUL RAJIVE	Y C DEVESHWAR
KAUNDINYA A S	SUJAY MITRA
KAYAL SHANTI DEVI	ANURASH HAZRA
KAYAL SHANTI DEVI	JAYANTA CHAKRABORTY
KEDIA PRAVIN KUMAR	ANKIT KUMAR DEEWAN
KEKRE PRADEEP VISHWANATH	DEBASISH GUIN
KHANNA MANAV	MIGHEEN GHANTI
KHAWAS SHANKAR LAL	Y C DEVESHWAR
KISHORE K N V	KRITTICK MITRA
KOORETTI TITU PRASAD	Y C DEVESHWAR
KOSHAL SUSHIL KUMAR	AJIT RANJAN SAHA
KOTHARI PRITI	VISHAL RATHI
KRISHAN RAKESH	Y C DEVESHWAR
KUMAR JOYITA	LOKNATH GHOSHAL
KUMAR B RAMESH	SUJIT KARMAKAR
KUMAR C RAJA	Y C DEVESHWAR
KUMAR CHAVALI LAKSHMI NARAYAN	INDRAJIT BHATTACHARYA
KUMAR KONDURI NANDA	Y C DEVESHWAR
KUMAR PRAKASH KUMAR SIDHANT	NABNEET KUMAR JHA
KUMAR RENUKA	SUDESHNA CHATTERJEE
KUMAR SUMA M	RAJU GUPTA
KUMAR SURESH	Y C DEVESHWAR
KUMAR T A PRASANNA	Y C DEVESHWAR
KUMARI K RAMANI	BAPPA ADHIKARI
KUMARI MAGATAPALLI SANTHA	K VAIDYANATH
KUNDU MRS MIRA	SUBHASISH PAUL
KUNDU PIALI	SIBNATH KUNDU
L BHARDWAJ K	BINOY ROY
L NARASIMHACHARYULU P	SURYA KANTA NAYAK
L NARASIMHACHARYULU P	BISWAJIT BALLAV
LAHIRI SANDHYA	SANAJIT LAHIRI
LAKSHMI TANGUDU	Y C DEVESHWAR
LAKSHMINARAYANA S	Y C DEVESHWAR
LAW ASIMA	DEBAYAN BASU
LAW GOLOCK BEHARI	GOUTAM KUMAR LAW
LAXMI P	CHANCHAL DAS
MADHAVA SHENOY T SADASHIVA	Y C DEVESHWAR
MAHABAT AZIZ FURDOON	Y C DEVESHWAR

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Member for whom attended	Name of Proxy
MAHABAT TUBA A	Y C DEVESHWAR
MAHAPATRA SANDHYA	DILIP MAHAPATRA
MAHINDRAKAR MADHUKAR H	Y C DEVESHWAR
MAHINDRAKAR VISHWANATH H	Y C DEVESHWAR
MAITY SATYESWAR	SUBHASISH MAITY
MAKKAR CHETNA	ARIJIT SAHA
MALA B N	Y C DEVESHWAR
MALIK HEMANT	K VAIDYANATH
MANDAL SADHANA	BENAY KRISHNA MONDAL
MANDHANA SANGITA	BISHNU KANTA MAHESHWARI
MANEKIA SULTANALI FAZUL	Y C DEVESHWAR
MANGAYARKARASI C	Y C DEVESHWAR
MEHTA NARESH KUMAR	SUMIT MANDAL
MEHTA ROHINTON	Y C DEVESHWAR
MISRA PRATAP KUMAR	Y C DEVESHWAR
MITRA ANIRBAN	Y C DEVESHWAR
MITRA ANUP KUMAR	R K SINGHI
MITRA CHITRALI	SOMENDRA NATH MITRA
MITRA INDRANIL	SALIL KUMAR MITRA
MITRA MANJILA	TAPAS PAUL
MITRA MUKUL KANA	ALOK MITRA
MITRA NANDITA	Y C DEVESHWAR
MITRA NANDITA	R K SINGHI
MITRA SANJAY	Y C DEVESHWAR
MITRA SIMA	PRATANU KUMAR MITRA
MITRA SUMITA	ABHOY KRISHNA MITRA
MITRA SUNIL KUMAR	Y C DEVESHWAR
MITRA SUNIL KUMAR	Y C DEVESHWAR
MITRA SWARUP LAL	PRATANU KUMAR MITRA
MOHANTY SAROJ KUMAR	DIPANKAR SAHA
MOHATA SHANKAR LALL	GHANSHYAM MOHTA
MOHTA DEO KISHAN	ADITYA BANERJEE
MONDAL ARUP	TRIDIB ROY
MONDAL SIPRA	PABITRA KR DAS
MOOKIM AJAY KUMAR SINGH	NILIMA SAHA
MOOKIM AJAY KUMAR SINGH	NILIMA SAHA
MUKHERJEE AMARTYA	PRADIP KUMAR MUKHERJEE
MUKHERJEE ANIRBAN	DEBASISH NEOGI
MUKHERJEE BISHWANATH	Y C DEVESHWAR
MUKHERJEE CHANDRIMA	RATHINDRA NATH MUKHERJEE

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Member for whom attended	Name of Proxy
MUKHERJEE GAUTAM	ABHIJIT SINGH
MUKHERJEE MINAKSHI	DEBASISH NEOGI
MUKHERJEE NIVEDITA	KARABI MUKHERJEE
MUKHERJEE SUBRATA	DEBABRATA MUKHERJEE
MUKHERJEE TANUSREE	TAPAN MAJUMDER
MULLICK AMITAVA	RAJA MITRA
MULLICK ARUN KUMAR	ARUP KUMAR MULLICK
MURALIDARAN C	Y C DEVESHWAR
MURTY BARATAM VENKATA RAMANA	K VAIDYANATH
MURTY MAGATAPALLI VENKATA RAMANA	B B CHATTERJEE
MURTY VARANASI SRIRAMA	Y C DEVESHWAR
MUSTAFI KALACHAND	TAPAS KUMAR MUSTAFI
MUSVEE NAJM	Y C DEVESHWAR
MUSVEE FUAAD	Y C DEVESHWAR
NAG GOLOK	ARINDAM NAG
NAIR ARUN KUMAR	Y C DEVESHWAR
NANDAKUMAR RADHIKA	Y C DEVESHWAR
NANDI PURNIMA	SUDIP KUMAR NANDY
NANDY PIYALI	SAITENDRA KR NANDY
NANDY REBA RANI	NILADRI NANDY
NATARAJAN A	AJIT MANDAL
NATH SATHI	PARESH CH NATH
NAVANEETHAN C	RANJIT JAISAWAL
NORONHA ALWYN REGINALD	Y C DEVESHWAR
NORONHA ALWYN REGINALD	Y C DEVESHWAR
OJHA GOBIND KUMAR	PROBIR ROY CHOUDHURY
P BALAKRISHNAN K	K VAIDYANATH
P LAXMANRAO	AMIT SINGH
PADMANABHAN ANANTH	Y C DEVESHWAR
PAGARIA DHANPAT SINGH	RAJMATI PAGARIA
PAL RITA	SYAMAL KUMAR PAL
PAL BIJALI	JOYDEEP SANYAL
PAL PRANAY KUMAR	DIBASREE PAL
PAL PRANGOPAL	SRIPARNA DUTTA
PARDESHI BHALCHANDRA	Y C DEVESHWAR
PARVATEESAM BODAPATI	BIJOY DAS
PASARI SAJAN KUMAR	LALIT KUMAR PODDAR
PATEL DHAWAL RAMESH CHANDRA	Y C DEVESHWAR
PATEL NOORULAMIN MOHD SAHEB	K VAIDYANATH
PATEL RAMANBHAI KUBERBHAI	Y C DEVESHWAR
PATHAK ARUN	Y C DEVESHWAR
PATHAK ARUN	Y C DEVESHWAR
PATTABIRAMAN M	SANKAR CHAKRABORTY
PAUL APARNA	DHANIA PRASAD YADAV
PAUL MANARANJAN	DIPAK BANIK
PAUL MRINAL KANTI	Y C DEVESHWAR
PAUL ARATI	NANDA DULAL PAUL

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Member for whom attended	Name of Proxy
PEMMARAJU VENKATA SRINIVASA RAO	SUBHASISH DAS
PERUMALLU V L	PRITI SINGHANIA
PGGM PENSION FUND	SUSANJIT CHAUDHARI
PODDAR RAJESH	B B CHATTERJEE
PODDER ARCHANA	RAJA MANDAL
PRADEEP SHUBAKAR	Y C DEVESHWAR
PRAKASH G	UJJAL GUHA
PRAKASH G	SAJAL GUHA
PRAKASH P	SATYANARAYAN BISWAS
PRASAD BONALA SESHA RAMA KRISHNA	BISWADEV GHOSH
PRUTHI OM PARKASH	ABHISHEK HALDER
PURI SUDHIR	K VAIDYANATH
R VENKATESWARA RAO	ABHIJIT BHATTACHARYA
RABRA MANJU	RAJA DAS
RADHAKRISHNAN V	Y C DEVESHWAR
RAGHOVEER S MAITHRI	RAHUL SAHA
RAGHUVEER S	ASHIM ACHARYA
RAHA SATCORI	DEBAKI RANJAN RAHA
RAI RAJANIKANT	Y C DEVESHWAR
RAJANI P	Y C DEVESHWAR
RAJU A APPALA	PALAK BISWAS
RAJU A APPALA	SOMDEEP GHOSH
RAJU A APPALA	PAPIYA SINHA
RAMALAKSHMI KOLLI VENKATA	ASHOK SEN
RAMANI K ASHA	RAJESH SINGH
RAMAPRASAD REDNAM SIVA	AVAJIT SHOW
RAM NARAYAN TRIPATHI	RAGHU NATH KARATI
RAO A GANGA	SANJIB PAIN
RAO A GANGA	TAPAS MONDAL
RAO A GANGA	PRADIP ROY
RAO A GOPAL	PHULCHAND BHARATI
RAO A GANGA	BISWANATH CHAKRABORTY
RAO ALAPATI MADHUSUDHANA	SAYANDIP SAHA
RAO B V S JOGA	Y C DEVESHWAR
RAO G GANGADHARA	MALAY DAS
RAO JAVVADI HALAYUDHA	Y C DEVESHWAR
RAO K RAMA	Y C DEVESHWAR
RAO K RAMA	Y C DEVESHWAR
RAO K SESHAGIRI	PRADIP MITRA

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Member for whom attended	Name of Proxy
RAO K V CHIRANJEEVI	Y C DEVESHWAR
RAO K V JANARDHAN	Y C DEVESHWAR
RAO K V M MOHANA	Y C DEVESHWAR
RAO K V RAMA	Y C DEVESHWAR
RAO K V RAMANA	Y C DEVESHWAR
RAO K V S PRAKASA	Y C DEVESHWAR
RAO K V SESHAGIRI	Y C DEVESHWAR
RAO K V SUDHAKAR	Y C DEVESHWAR
RAO K VENKATESWAR	TARUN KAR
RAO M RAM MOHAN	ARUN BOSE
RAO MANGINA S	Y C DEVESHWAR
RAO NANDULA BADARI SRINIVASA	Y C DEVESHWAR
RAO S VENKAT	Y C DEVESHWAR
RAO S VENKATA RAMA	MIDUL DAS
RAO SARVA SRINIVASA	GADHA DHAR DAS
RAO SEELAM MANOHAR	SK SAGAR
RAO T MOHAN	DILIP MONDAL
RAO T RAMA KRISHNA	AMIT ROY
RAO T VEERABHADRA	Y C DEVESHWAR
RATHI MAGAN LAL	VEENA RATHI
RATHNABAI MANJESHWAR	Y C DEVESHWAR
RAY KALPANA	PARITOSH KUMAR RAY
REDDY B RAMASWAMI	ARUN BOSE
REDDY K R K	RAJA HELA
REDDY K R K	DINESH SHOW
REDDY K VENKATESHWAR	ANUP SINGH
REDDY M SIVA RAMA KRISHNA	SANKAR BISWAS
REDDY N YADAGIRI	RAJESH DAS
REVATHI N	SIBA SINGH
RIBIAWALA SUNIL KUMAR	VIJAY KUMAR SINGHANIA
ROBERTS CHRISTINA	SUBHANKAR MOITRA
ROY JOYOTI	MALAY ROY
ROY MADHABI	PRADIPTA ROY
ROY MITRA	BISWAJIT SAHA
ROY PINAKI	PRADIPTA ROY
ROY PRASENJIT	PRADIPTA ROY
ROY SABITA	DEBASISH CHAKRABORTY
ROY SAMIR KUMAR	MOUSUMI ROY
ROY SEBA	SIDDHARTHA MAITY
ROY SNEHALATA	RAJAN ROY
ROY SNEHALATA	PHULASRI ROY
RUPANI HAIDERALI HASANALI	Y C DEVESHWAR
RUPANI NILOFER HAIDERALI	Y C DEVESHWAR
S UMESH K	Y C DEVESHWAR
S P KUMAR	GAURANG CHANDRA PILAI
SADHINANI VENKATARAMARAO	Y C DEVESHWAR
SAHA ADURI	A K SAHA
SAHA ARADHANA	PRAVEEN SOMANI
SAHA ARUN KUMAR	GOPAL CHANDRA SAHA
SAHA BABY	DHRUBA SAHA
SAHA BINATA	BHAKTI RANJAN SAHA
SAHA CHITRA	ASOK SAHA
SAHA INDRANI	GURUPRASAD JANA
SAHA SANTI	ABHIJIT SAHA
SAHA TAPATI	BHASKAR SAHA
SAHEB D	BAPI ROY

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Member for whom attended	Name of Proxy
SAIT S M	Y C DEVESHWAR
SAKHUJA ANIL	ARUN BOSE
SAMMETA KASI VISWESWARA RAO	BIPIN JHA
SANKAR A M V	BIRAJ BOSE
SARAOGI RAMA SHANKER	SONU SARDA
SARAOGI SATYANARAYAN	JAYA SARAOGI
SARKAR SEPHALI	R K SINGHI
SARKER SANDHYA	ANUP KUMAR SARKAR
SASMAL SIMA	BIJOY KRISHNA JANA
SATHYA DEVOTTA	K VAIDYANATH
SATIJA SUDARSHAN	JAYANATA SEN
SATYANARAYANA S U V V	BHIM BARIK
SAXENA SANJAY	TAPAS DAS
SEAL GOKUL	ARCHANA SEAL
SEAL KASHI NATH	JAYSHREE AUDDY
SEAL SAMUDRA BALA	DIBYENDU LALL SEAL
SEHGAL HANS RAJ	ARNAB CHATTERJEE
SEN BIMAN BIHARI	TITHI BOSE
SEN INDIRA	DALIA SARKAR
SENGUPTA SUWASH RANJAN	SUVRA DAS
SENGUTTUVAN R	Y C DEVESHWAR
SETH BISWANATH	MRINMAYEE SETH
SETHI SANJAY KUMAR	Y C DEVESHWAR
SETHIA MANAK CHAND	RAVINDRA KUMAR SETHIA
SHAH DHARMESH KUMAR	VIJAY KUMAR SHAH
SHAH RASHMI	RAJESH KUMAR SHAH
SHAH SANJAY V	Y C DEVESHWAR
SHAH URMILA V	Y C DEVESHWAR
SHANKAR T R	Y C DEVESHWAR
SHARMA AJAY	PRANAB BAG
SHARMA ABHA	RAHUL SINGH
SHARMA ANIL	Y C DEVESHWAR
SHARMA BAIJ NATH	Y C DEVESHWAR
SHARMA GOBARDHAN PRASAD	SHIV SHANKAR SHARMA
SHARMA KISHAN KUMAR	ASHISH KOTHARI
SHARMA MAHABIR PRASAD	LAKSHMI SHARMA
SHARMA NEERAJ	TAPAS BHATTACHARJEE
SHARMA RAM PARKASH	B B CHATTERJEE
SHARMA SATYA PRAKASH	SATYA NARAIN SHARDA
SHASHIDHAR C R	ANUP SINGH
SINDHWANI SHASHI	GOPAL SINGH
SINGH JAI PRAKASH	SUJATA KAPOOR
SINGH KAMALDEEP	SUNNY GHORUI
SINGH KAVINDER	K VAIDYANATH
SINGH LAKSHMI	GAUTAM KUMAR SINGH
SINGH NIRBHAY	DINESH KUMAR BHOWALKA
SINGH RADHEY SHYAM	AMIT SINGH
SINGH RAMNARAYAN	RAVI SINGH
SINGH SANJAY KUMAR	Y C DEVESHWAR
SINGH SHUV NARAYAN	BIRENDRA KUMAR
SINGHA ASHA	ASHOK KUMAR SINGHA
SIPANI SURENDRA KUMAR	ASHOK DEY
SIVARAMAN K	Y C DEVESHWAR
SOMANI KAMAL KUMAR	GOURAV SOMANI

e

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Member for whom attended	Name of Proxv
SOMANI MEENA	PRAVEEN SOMANI
SOMANI SANGITA	GOPAL CHATTERJEE
SOMANI SWATANTRA KUMAR	PRAVEEN SOMANI
SREENIVASAN VAIDYANATHAN	Y C DEVESHWAR
SRIDHARAN YATHIENDER	Y C DEVESHWAR
SRINIVAS K DURGA	AMARENDRA NATH DAS
SRINIVAS P SAI	Y C DEVESHWAR
SRINIVAS REDNAM DURGA	ARUP GHOSE
SRINIVASAN N	Y C DEVESHWAR
SUBBARAYUDU PARUPUDI	Y C DEVESHWAR
SUBRAHMANYAM K V R K M B	SUMAN BALMIKI
SUBRAMANIAM SUNDAR	LATHA SUNDAR
SUBRAMANYA B S	K VAIDYANATH
SUDDALA LAKSHMI NARAYANA	Y C DEVESHWAR
SULTANIA INDRA DEVI	Y C DEVESHWAR
SULTANIA KISHANLAL	RANJIT SAHA
SULTANIA KISHANLAL	Y C DEVESHWAR
SULTANIA KISHANLAL	PRABIR DE SARKAR
SULTANIA MANJU DEVI	RAHUL BANERJEE
SUNDAR R	Y C DEVESHWAR
SUNITA	AVIJIT PAREL
SURAMPUDI SIVAKUMAR	Y C DEVESHWAR
SUSAN B SARAH	BAPI DAS
SWARNA S	RANA SARKAR
SWARUP KONDA JOHN ADAM	Y C DEVESHWAR
SYED C M	Y C DEVESHWAR
T MOHAN RAO	SUNIL SINGH
T RAMAKRISHNA	PRATIK ROY
TANDON JITENDRA	SULTAN AHMED
TANDON RAJIV	Y C DEVESHWAR
TAPARIA KISHAN KUMAR	S KOTHARI
TEKRIWAL ARUN KUMAR	VINEET TEKRIWAL
THAN C NAVANEE	Y C DEVESHWAR
THOMAS A V	ARIJAIT KARMAKAR
TIKMANI SNEH LATA	KUSH PATODIA
TRINADHA RAO PALAVALASA	ANUP DUTTA
TULASI SUBBA RAO	Y C DEVESHWAR
TYAGI SHAILENDER	Y C DEVESHWAR
VARGHESE MARY	Y C DEVESHWAR
VARMA BHARAT KUMAR B	SOMNATH DHAR
VARMA BHARAT KUMAR B	SADHIN DAS
VENKATACHARYULU N	DEBASISH GOSWAMI
VENKATARAMAN S N	Y C DEVESHWAR
VENKATARAMANA KOTHA	Y C DEVESHWAR
VENKATRAMAN NURANI VISWANATHA	S GHOSAL
VENKATRAMAN S	Y C DEVESHWAR
VERMA CIJAY	SUJIT SEAL
VERMA BHARAT B	Y C DEVESHWAR
VIJAYANATHAN P K	K VAIDYANATH

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY. KOLKATA ON 27TH JULY. 2007.

Member for whom attended	Name of Proxv
VINODHAN C	Y C DEVESHWAR
VISWANATHAN K I	ARUN BOSE
VISWANATHAN K I	Y C DEVESHWAR
ZARIF SHABBIR TAYEBBHAI	MUNNAVER ALI
DEYS ESTATE LIMITED	SALIL KUMAR DE
NAMRATA GARDENS PRIVATE LTD	K SANKAR RAO
SEI GLOBAL MASTER FUND PLC A/C THE SEI EMERGING MARKETS EQUITY FUND	SUSANJIT CHAUDHARI
GMO TRUST ON BEHALF OF ITS GMO EMERGING MARKETS QUALITY FUND	SUSANJIT CHAUDHARI
PF OPPENHEIMER EMERGING MARKETS FUND A SERIES OF PACIFIC FUNDS	SUSANJIT CHAUDHARI
PENSION FUND PGGM	SUSANJIT CHAUDHARI
ENHANCED EMERGING MARKETS SERIES OF MERRILL LYNCH QUANTITATIVE PARTNERS L P	SUSANJIT CHAUDHARI
OFI INSTITUTIONAL EMERGING MARKETS EQUITY FUND LP	SUSANJIT CHAUDHARI
OFITC EMERGING MARKETS EQUITY FUND	SUSANJIT CHAUDHARI
NORTHWESTERN MUTUAL SERIES FUND INC -MFS EMERGING MARKETS EQUITY PORTFOLIO	SUSANJIT CHAUDHARI
OPPENHEIMER FUNDS INC A/C OPPENHEIMER DEVELOPING MARKETS FUND	DIBAKAR PAL
VANGUARD INVESTMENTS AUSTRALIA LIMITED A/C VANGUARD EMERGING MARKETS SHARES INDEX FUND	SOMNATH GANGULY
FIDELITY MANAGEMENT AND RESEARCH COMPANY A/CFIDELITY INVESTMENT TRUST - FIDELITY EMERGINGMARKETS FUND	H P THACKER
FRANKLIN TEMPLETON INVESTMENT FUNDS	H P THACKER
EMERGING MARKETS MANAGEMENT L L C A/C EMSAF- MAURITIUS	H P THACKER

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY, 2007.

Member for whom attended	Name of Proxy
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/CMORGAN STANLEY INVESTMENT MANAGEMENT ACTIVEINTERNATIONAL ALLOCATION TRUST	SOMNATH GANGULY
OPPENHEIMER FUNDS INC A/C OPPENHEIMER DEVELOPING MARKETS FUND	DIBAKAR PAL
RAYTHEON MASTER PENSION TRUST A/C RAYTHEON MASTER PENSION TRUST - G E INDIA ONLY	ARUP GHOSH
ABERDEEN ASSET MANAGERS LIMITED A/C NEW INDIAINVESTMENT COMPANY (MAURITIUS) LIMITED	SOMNATH GANGULY
ABERDEEN ASSET MANAGERS LIMITED A/C ABERDEENINTERNATIONAL INDIA OPPORTUNITIES FUND (MAURITIUS) LIMITED	ARUP GHOSH
STATE STREET CUSTODIAL SERVICES (JERSEY) LIMITED A/C COSMOPOLITAN INVESTMENT FUND - PANAGORA EMERGING MARKETS FUND	ARUP GHOSH
STATE STREET CUSTODIAL SERVICES (JERSEY) LIMITED A/C COSMOPOLITAN INVESTMENT FUND - PANAGORA EMERGING MARKETS A FUND	ARUP GHOSH
SG ASSET MANAGEMENT (SINGAPORE) LTD A/C TIIMASIA WIN-WIN FUND	SUSHIL MAITY
RAYTHEON MASTER PENSION TRUST A/C RAYTHEON MASTER PENSION TRUST - OFI EMERGING MARKETS	ARUP GHOSH
AEGON/TRANSAMERICA SERIES TRUST A/C AEGON/TRANSAMERICA SERIES TRUST - VAN KAMPEN ACTIVE INTERNATIONAL ALLOCATION	DIBAKAR PAL
EUROPACIFIC GROWTH FUND	H P THACKER

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY.2007.

Member for whom attended	Name of Proxv
THE MASTER TRUST BANK OF JAPAN LTD A/C THE MASTER TRUST BANK OF JAPAN LTD AS TRUSTEE OFPENSION FUND ASSOCIATION MTBC400035147	SUSHIL MAITY
VAN KAMPEN ASSET MANAGEMENT A/C VAN KAMPEN SERIES FUND INC - VAN KAMPEN GLOBAL EQUITY ALLOCATION FUND	DIBAKAR PAL
MORGAN STANLEY INVESTMENT ADVISORS INC A/C MORGAN STANLEY INTERNATIONAL FUND	SOMNATH GANGULY
JAPAN TRUSTEE SERVICE BK LTD AS TRUSTEE FOR THE SUMITOMO TST AND BANKING CO LTD AS TRUSTEEFOR MORGAN STANLEY INDIA EQ FD(FOR QII ONLY)	SUSHIL MAITY
STICHTING PENSIOENFONDS HOOGOVENS A/C STITCHING PENSIOENFONDS HOOGEOVENS PORTFOLIO C	SUSHIL MAITY
TRANSAMERICA IDEX MUTUAL FUNDS A/C TA IDEX OPPENHEIMER DEVELOPING MARKETS	SUSHIL MAITY
EATON VANCE TAX-MANAGED EMERGING MARKETS FUND	DIBAKAR PAL
NOMURA ASSET MANAGEMENT SINGAPORE LIMITED A/CNOMURA FUNDS IRELAND PLC-GLOBAL EMERGING MARKETS FUND	H P THACKER
NOMURA ASSET MANAGEMENT SINGAPORE LTD A/C NOMURA FUNDS IRELAND PUBLIC LIMITED COMPANY-NOMURA FUNDS IRELAND-INDIA EQUITY FUND	BINOD SINGH
AGF FUNDS INC A/C AGF EMERGING MARKETS FUND	SOMNATH GANGULY
FIDELITY INVESTMENTS INTERNATIONAL A/C FIDELITY KOREA - INDIA EQUITY INVESTMENT TRUST - MOTHER	BINOD SINGH
GENERAL ELECTRIC PENSION TRUST	POLLAB BANERJEE
GE INVESTMENTS GROUP TRUST (EMERGING MARKETSEQUITY FUND)	POLLAB BANERJEE
BIRLA SUN LIFE INSURANCE COMPANY LIMITED	NISHA MEHTA
STATE STREET TRUSTEES LIMITED AS DEPOSITARY OF UBS INVESTMENT FUND ICVC GLOBAL EMERGING MARKETS EQUITY FUND	POLLAB BANERJEE

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY,2007.

Member for whom attended	Name of Proxy
AMERICAN AADVANTAGE EMERGING MARKETS FUND - MORGAN STANLEY DEAN WITTER INVESTMENT MANAGEMENT INC	POLLAB BANERJEE
AMERICAN INVESTMENT TRUST - BIRCH TREE FUND	POLLAB BANERJEE
DEUTSCHE INDIA EQUITY FUND	POLLAB BANERJEE
GE ASSET MANAGEMENT CANADA FUND-INDIA EQUITY	POLLAB BANERJEE
TRS INTERNATIONAL PASSIVE PORTFOLIO	POLLAB BANERJEE
AMERICAN FUNDS INSURANCE SERIES INTERNATIONALFUND	POLLAB BANERJEE
MFS/SUN LIFE SERIES TRUST-EMERGING MARKETS EQUITY SERIES	POLLAB BANERJEE
MFS EMERGING MARKETS EQUITY FUND	POLLAB BANERJEE
GE INSTITUTIONAL FUNDS-STRATEGIC INVESTMENT FUND	POLLAB BANERJEE
GE INVESTMENTS FUNDS INC - TOTAL RETURN FUND	POLLAB BANERJEE
GE FUNDS-GE STRATEGIC INVESTMENT FUND	POLLAB BANERJEE
GE FUNDS-GE GLOBAL EQUITY FUND	POLLAB BANERJEE
INTERNATIONAL OPPORTUNITIES FUNDS - DRAGON PEACOCK	POLLAB BANERJEE
INTERNATIONAL OPPORTUNITIES FUNDS - INDIA EQUITY	POLLAB BANERJEE
MUTUAL DISCOVERY FUND (A SERIES OF FRANKLIN MUTUAL SERIES FUND INC)	POLLAB BANERJEE
MUTUAL DISCOVERY SECURITIES FUND (A SERIES OFFRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST)	POLLAB BANERJEE
EATON VANCE STRUCTURED EMERGING MARKETS FUND	POLLAB BANERJEE
GE ASSET MANAGEMENT TRUST - GLOBAL EQUITY FUND	POLLAB BANERJEE
MFS MERIDIAN FUNDS - EMERGING MARKETS EQUITYFUND	POLLAB BANERJEE
SUNAMERICA SERIES TRUST - INTERNATIONAL DIVERSIFIED EQUITIES PORTFOLIO	POLLAB BANERJEE
STATE STREET BANK AND TRUST COMPANY WORLD INDEX COMMON TRUST FUNDS INDIA EMERGING MARKETSINDEX COMMON TRUST FUND	POLLAB BANERJEE
INDIA MSCI EMERGING MARKETS INDEX COMMON TRUST FUND	POLLAB BANERJEE
DAILY ACTIVE EMERGING MARKETS SECURITIES LENDING COMMON TRUST FUND	POLLAB BANERJEE

LIST OF PROXIES WHO ATTENDED THE 96TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 27TH JULY,2007.

Member for whom attended	Name of Proxy
DAILY EMERGING MARKETS INDEX FUND	POLLAB BANERJEE
IBM TAX DEFERRED SAVINGS PLAN	POLLAB BANERJEE
SSGA REXITER GLOBAL EMERGING MARKETS EQUITIESTRUST	POLLAB BANERJEE
STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS REXITER DAILY ACTIVE EMERGING MARKETS FUND	POLLAB BANERJEE
EMERGING MARKETS PORTFOLIO A SERIES OF THE PACIFIC SELECT FUND	POLLAB BANERJEE
VANGUARD FTSE ALL-WORLD EX-US INDEX FUND A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEXFUNDS	POLLAB BANERJEE
EMERGING MARKETS INDEX PLUS COMMON TRUST FUND	POLLAB BANERJEE
BRINSON RELATIONSHIP FUNDS - BRINSON EMERGINGMARKETS EQUITY FUND	Y C DEVESHWAR
NEW YORK STATE COMMON RETIREMENT FUND	Y C DEVESHWAR
STICHTING PENSIOENFONDS ABP	Y C DEVESHWAR
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/CMORGAN STANLEY INDIA INVESTMENT FUND INC	Y C DEVESHWAR
MORGAN STANLEY INVESTMENT MANAGEMENT INC - MORGAN STANLEY INSTITUTIONAL FUND INC ACTIVEINTERNATIONAL ALLOCATION PORTFOLIO	Y C DEVESHWAR
COLLEGE RETIREMENT EQUITIES FUND	Y C DEVESHWAR
BIRLA SUN LIFE TRUSTEE COMPANY PRIVATE LIMITED A/C BIRLA ADVANTAGE FUND	NAYSAR SHAH
VANGUARD EMERGING MARKETS STOCK INDEX FUND ASERIES OF VANGUARD INVESTMENT SERIES PLC	Y C DEVESHWAR
FIDELITY TRUSTEE COMPANY PRIVATE LIMITED A/CFIDELITY EQUITY FUND	Y C DEVESHWAR
FIDELITY TRUSTEE COMPANY PRIVATE LIMITED A/CFIDELITY TAX ADVANTAGE FUND	Y C DEVESHWAR
FIDELITY INDIA FUND	Y C DEVESHWAR
MSCI EQUITY INDEX FUND B - INDIA	Y C DEVESHWAR
EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND	Y C DEVESHWAR
FIDELITY TRUSTEE COMPANY PRIVATE LIMITED A/CFIDELITY INTERNATIONAL OPPORTUNITIES FUND	Y C DEVESHWAR

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